UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2010

Commission file number 001-14540

Deutsche Telekom AG
(Translation of Registrant’s Name into English)

Friedrich-Ebert-Allee 140,
53113 Bonn,
Germany
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x            Form 40-F o

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o            No x

This report is deemed submitted and not filed pursuant to the rules and regulations of the Securities and Exchange Commission.

Deutsche Telekom at a glance.

	Q1 2010 millions of €	Q1 2009 millions of €	Change %	FY 2009 millions of €
Revenue and earnings
Net revenue	15,812	15,902	(0.6)	64,602
Domestic	6,739	6,943	(2.9)	28,033
International	9,073	8,959	1.3	36,569
Proportion generated internationally (%)	57.4	56.3		56,6
Profit from operations (EBIT)	2,029	244	n.a.	6,012
Net profit (loss)	767	(1,124)	n.a.	353
Net profit (loss) (adjusted for special factors)	891	655	36.0	3,390
EBITDA	4,690	4,942	(5.1)	19,906
EBITDA (adjusted for special factors)	4,890	4,812	1.6	20,668
EBITDA margin (adjusted for special factors) (%)	30.9	30.3		32,0
Earnings per share basic/diluted (€)	0.18	(0.26)	n.a.	0,08

Statement of financial position
Total assets	130,803	133,764	(2.2)	127,774
Shareholders’ equity	44,279	45,158	(1.9)	41 937
Equity ratio (%)	33.9	33.8		32,8
Net debt	40,418	42,833	(5.6)	40,911
Cash capex	(1,934)	(2,611)	25.9	(9,202)

Cash flows
Net cash from operating activities	3,271	2,966	10.3	15,795
Free cash flow (before dividend payments)	1,439	416	n.a.	6,969
Net cash used in investing activities	(1,793)	(1,509)	(18.8)	(8,649)
Net cash used in financing activities	(899)	(387)	n.a.	(5,123)

Number of employees at the reporting date.

	Mar. 31, 2010	Dec. 31, 2009	Change Mar. 31, 2010/ Dec. 31, 2009%	Mar. 31, 2009	Change Mar. 31, 2010/ Mar. 31, 2009%
Deutsche Telekom Group	258,240	259,920	(0.6)	260,798	(1.0)
Non-civil servants	229,299	230,732	(0.6)	228,928	0.2
Civil servants (domestic)	28,941	29,188	(0.8)	31,870	(9.2)

Number of fixed-network and mobile customers.

		Mar. 31, 2010	Dec. 31, 2009	Change Mar. 31, 2010/ Dec. 31, 2009%	Mar. 31, 2009	Change Mar. 31, 2010/ Mar. 31, 2009%
Fixed-network lines	(millions)	37.5	38.2	(1.8)	40.3	(6.9)
Retail broadband lines	(millions)	15.4	15.0	2.7	14.2	8.5
Mobile customers	(millions)	150.2	151.7	(1.0)	148.5	1.1

For a detailed explanation of the performance indicators used in this Interim Group Report (special factors affecting EBIT, adjusted EBIT, the EBIT margin, and the special factors affecting EBITDA, adjusted EBITDA, the adjusted EBITDA margin and the special factors affecting profit/loss after income taxes and the adjusted net profit, cash capex, free cash flow, and net debt), please refer to “Reconciliation of pro forma figures,” page 60 et seq. The performance indicators used by Deutsche Telekom are defined in the Glossary.

Contents
To our shareholders
Developments in the Group
T-Share price performance
Corporate governance
Highlights in the first quarter of 2010
Interim Group management report
The economic environment
Group strategy
Development of business in the Group
Development of business in the operating segments
Risks and opportunities
Events after the reporting period
Development of revenue and profits
Interim consolidated financial statements
Consolidated statement of financial position
Consolidated income statement
Consolidated statement of comprehensive income
Consolidated statement of changes in equity
Consolidated statement of cash flows
Selected explanatory notes
Review report
Further information
Reconciliation of pro forma figures
Financial calendar
Glossary
Disclaimer

To our shareholders.

Developments in the Group.

▪	Net revenue of the Group decreased slightly by 0.6 percent year-on-year in the first quarter of 2010 to EUR 15.8 billion.

▪
The proportion of net revenue generated internationally increased from 56.3 percent to 57.4 percent. Domestic net revenue was EUR 6.7 billion in the first quarter of 2010, EUR 0.2 billion lower than in the first quarter of 2009. International net revenue increased year-on-year by EUR 0.1 billion to EUR 9.1 billion.

▪
Group EBITDA decreased in the first quarter of 2010 by EUR 0.3 billion to EUR 4.7 billion compared with the first three months of 2009. Group EBITDA adjusted for special factors increased from EUR 4.8 billion in the prior-year period to EUR 4.9 billion.

▪	Net profit increased by EUR 1.9 billion in the first quarter of 2010 to EUR 0.8 billion.

▪	Earnings per share increased in the first quarter of 2010 by EUR 0.44 to EUR 0.18 compared with the prior-year quarter.

▪	Free cash flow before dividend payments increased to EUR 1.4 billion compared with EUR 0.4 billion in the first quarter of 2009.

▪	Net debt decreased by EUR 0.5 billion compared with the end of 2009 to EUR 40.4 billion.

T-Share price performance.

Performance of the T-Share in the first quarter of 2010.

T-Share performance.

		Q1 2010	Q1 2009	FY 2009
Xetra closing prices	(€)
Share price on the last trading day		10.04	9.35	10.29
Quarterly high		10.60	11.39	11.39
Quarterly low		9.21	9.07	7.93

Weighting of the T-Share in major stock indexes
DAX 30	(%)	5.5	7.5	5.8
Dow Jones Euro STOXX 50©	(%)	1.8	2.6	1.9
Dow Jones Europe STOXX Telecommunications©	(%)	9.2	10.4	9.3

Market capitalization	(billions of €)	43.9	40.9	44.9
Shares issued	(millions)	4,361	4,361	4,361

The equity markets continued their recovery in the first quarter of 2010. Stocks dipped briefly in early February on weak U.S. labor market figures and concern about debt levels in a number of EU Member States, causing a minor relapse in equity markets in Europe and the United States in particular. Positive economic indicators and proposed solutions to the debt problems of several EU Member States, most notably Greece, led the stock markets to rebound in February. The DAX 30 gained 3.3 percent over the quarter, while in the United States the S&P500 and the Dow Jones Industrial Average Index increased by 4.7 percent and 4.1 percent respectively during the same period. The Dow Jones STOXX 50 rose by 1.5 percent and the much larger Dow Jones STOXX 600 by 3.8 percent.

Financial equities and other stocks that are sensitive to economic fluctuations were both the losers in February and the winners in March, whereas defensive securities such as telecommunications stocks slightly underperformed the market.

The T-Share recorded its quarterly low of EUR 9.21 on February 5, 2010, but made a strong recovery to EUR 10.04 by March 31, 2010. The figures for the 2009 financial year published on February 25, 2010 and the announcement at the same time of a new shareholder remuneration policy for the years 2010 through 2012 together with the presentation of Deutsche Telekom’s new strategy entitled Fix – Transform – Innovate from Telco to Telco Plus at the Investors’ Day on March 17 and 18, 2010 shored up confidence in the T-Share on the capital markets. This was manifested in the T-Share’s development compared with the Dow Jones Europe STOXX Telecommunications© index between February 25 and March 31, 2010. The T-Share gained 6.8 percent, while the sector index gained only 4.9 percent.

Corporate governance.

The Supervisory Board and Board of Management of Deutsche Telekom AG declared on January 5, 2010 that, in the period since submission of the most recent declaration of conformity pursuant to § 161 of the German Stock Corporation Act on August 28, 2009, Deutsche Telekom AG has complied with the recommendations of the Government Commission of the German Corporate Governance Code, published by the Federal Ministry of Justice on August 5, 2009 in the official section of the electronic Federal Gazette (elektronischer Bundesanzeiger), without exception.

The Supervisory Board and Board of Management of Deutsche Telekom AG declared further on January 5, 2010 that Deutsche Telekom AG complies with the recommendations of the Government Commission of the German Corporate Governance Code, published by the Federal Ministry of Justice in the official section of the electronic Federal Gazette (elektronischer Bundesanzeiger) on August 5, 2009, without exception.

The full text of the Declaration of Conformity can be found on the Deutsche Telekom Web site (www.telekom.com) under Investor Relations in the Corporate Governance section.

Highlights in the first quarter of 2010.

Development of the Group’s strategy.

Group strategy developed further by Board of Management. As part of its new Fix – Transform – Innovate strategy, Deutsche Telekom is aiming to refocus its business and drive up revenue in growth areas by investing in intelligent networks with IT services and in Internet and network services. For further explanations on the new strategy, please refer to the section “Group strategy.”

Shareholder remuneration policy for the 2010 to 2012 financial years announced.

Shareholder remuneration policy for the 2010 to 2012 financial years approved. The Board of Management and Supervisory Board of Deutsche Telekom expect continued sound balance sheet figures and high free cash flow in the current and subsequent two financial years on the basis of mid-term planning, including the investments required to expand business. The Board of Management and Supervisory Board of Deutsche Telekom therefore decided to pursue a shareholder remuneration policy for the 2010 through 2012 financial years that will involve an annual dividend of at least EUR 0.70 per share and the buy-back of shares with the remaining amount up to an unchanged total of around EUR 3.4 billion. This policy is subject to the requisite unappropriated net income being posted in the single-entity financial statements of Deutsche Telekom AG for the financial year in question and the ability to form the necessary reserves for the share buy-back. It is also contingent upon the executive bodies adopting resolutions to this effect taking account of the Company’s situation at the time.

One Company.

Official launch of Telekom Deutschland GmbH. The spin-off of T-Home into T-Mobile Deutschland GmbH became effective upon entry in the commercial register on March 30, 2010, and with it the merger of German fixed-network and mobile operations within a single entity. At the same time, T-Mobile Deutschland GmbH was renamed Telekom Deutschland GmbH – a step which also became effective upon entry in the commercial register on March 30, 2010. By combining its domestic operations, Deutsche Telekom aims to increase its competitiveness relative to other globally structured telecommunications companies that offer integrated fixed-network and mobile solutions.

Corporate transactions.

STRATO fully consolidated for the first time. Deutsche Telekom fully consolidated STRATO AG and STRATO Rechenzentrum AG (STRATO) as of January 1, 2010. The transaction will make Deutsche Telekom a leading provider of Web hosting products, especially for consumers and small business customers in the German market.

European Commission approves T-Mobile UK and Orange UK merger. The European Commission has approved the merger between Deutsche Telekom’s and France Télécom’s UK mobile operations, thus paving the way for the integration of the two companies.

Deutsche Telekom takes over ClickandBuy. Deutsche Telekom has acquired the remaining shares in the Internet payment service provider Firstgate. Via its venture capital company, T-Venture, Deutsche Telekom has held shares in Firstgate, best known for the ClickandBuy brand, since 2006. The agreement was signed on March 23, 2010 and took economic effect on April 1, 2010. The supervisory bodies of the companies concerned and the United Kingdom’s Financial Services Authority have already approved the transaction.

Employees.

Deutsche Telekom is the first DAX 30 company to introduce a women’s quota for management positions. In March 2010, Deutsche Telekom became the first DAX 30 company to introduce a women’s quota for upper and middle management positions. By 2015, 30 percent of these positions across the Group are to be filled by women. In addition to broadening its talent pool, Deutsche Telekom is also expecting to add value to the Company in the long term thanks to greater diversity at management level.

2010 collective bargaining successfully concluded through arbitration. On February 26, 2010, the negotiating parties reached an agreement in the arbitration proceedings governing the 2010 collective bargaining for employees of T-Systems entities. The wage settlement is valid for 24 months. Following two months without adjustments, salaries for pay-scale employees will increase on a straight-line basis by 2.5 percent from March 1, 2010. A further two percent increase will take effect from February 1, 2011. This contract runs until December 31, 2011.

Investments in network upgrade and new devices in the United States.

T-Mobile USA to rollout the fastest 3G wireless network with HSPA+ in the United States. T-Mobile USA unveiled plans to upgrade its national high-speed 3G service to the High Speed Packet Access Plus (HSPA+) technology, which will deliver customers data speeds faster than the current 3G network technology. By the end of 2010, T-Mobile expects to have HSPA+ deployed across its 3G footprint, covering more than 100 metropolitan areas and 185 million people. As of the end of the first quarter of 2010, T-Mobile USA had already launched HSPA+ service in Philadelphia, New York, New Jersey, Long Island, and the Western suburbs of Washington, D.C. T-Mobile USA now offers fifteen 3G-capable converged devices to their customers, including the T-Mobile myTouch 3G, Motorola Cliq XT and Blackberry® Bold 9700. Additionally, T-Mobile USA is leveraging its nationwide 3G network through new devices such as the HTC HD2, the Dell Inspiron Mini 10 netbook, and the T-Mobile webConnect Rocket USB data stick. The HTC HD2 features a comprehensive mobile entertainment experience, offering the largest touch screen on a smartphone in the United States and comes ready with access to eBooks, movies, television programs and more. The Dell Inspiron Mini 10 is T-Mobile USA’s first netbook and features built-in access to T-Mobile’s 3G wireless broadband service and Wi-Fi capability. The T-Mobile webConnect Rocket USB data stick provides customers with seamless connectivity to the Internet via Wi-Fi or T-Mobile USA’s 3G wireless network and is the first HSPA+ device from a national U.S. wireless carrier.

New products/Connected life and work.

Germany LAN. Deutsche Telekom has launched an innovative all-inclusive package for connected work involving a broadband connection and Web-based applications for voice and data communication via fixed-network and mobile channels. An integrated communication center makes connected work at the office and on the go simple and convenient. Customers have total control over their costs with numerous inclusive services for a fixed monthly charge.

T-Systems demonstrates new solutions for a connected working environment. T-Systems and Continental presented an open, flexible and future-proof infotainment concept at CeBIT 2010 that runs on the AutoLinQ communications network. This enables vehicles to be connected to cell phones, home PCs and entertainment systems, online databases and diverse app-like, Internet-based value-added services anytime and any place via a mobile connection.

Deutsche Telekom manages cell phone payment for SPIEGEL and BILDmobil. Deutsche Telekom is managing the distribution and billing for the new high-value paid content section of SPIEGEL magazine and for the BILDmobil portal. In future, SPIEGEL will also be distributed via the t-online.de portal, giving its 17 million-plus users fast and convenient access to the e-magazine. Deutsche Telekom’s around 39 million mobile customers can now access the new regional services on BILDmobil using any Internet-enabled cell phone.

Customer service/awards.

TÜV seal of approval for customer service. Deutsche Telekom has received the TÜV (Technical Inspection Association) seal of approval for excellent telephone customer service for the third time running. The independent testers surveyed customers who had used Deutsche Telekom’s service hotlines shortly beforehand. The findings were exceedingly positive. Almost 89 percent of those surveyed rated the hotline staff as “highly competent” or “competent.” Around 94 percent of callers said that the agents had been particularly friendly.

Musicload again gets top marks from consumer organization Stiftung Warentest. Of a total of nine online music providers tested, Musicload, Germany’s best-known download portal, has received top marks from Stiftung Warentest with an overall rating of 2.6. In the current issue (4/2010) of “test” magazine, the independent testing institute was particularly impressed by the convenient search functions, easy payment options, and the treatment of sensitive customer data.

T-Mobile USA earns highest rank for wireless retail sales satisfaction. During the first quarter of 2010, T-Mobile USA was ranked highest in wireless retail sales satisfaction by J.D. Power and Associates. Winning this award continues to demonstrate T-Mobile USA’s commitment to delivering an industry-leading retail experience, this is the eighth such top ranking from J.D. Power and Associates in the Wireless Retail Sales Satisfaction Study’s past 11 volumes, dating back to 2004.

Awards for T-Mobile products, services and networks in the Europe operating segment. Polska Telefonia Cyfrowa (PTC)’s Era brand came top in the Mobile Operator category for the second time in a row in a service quality survey carried out by an independent portal in Poland in 2009.

German technology magazine CHIP awarded Deutsche Telekom the “CHIP AWARD for the innovation of the year” with special praise from the editors for the Group’s strong commitment to LTE (Long Term Evolution), a potential technology for the next generation of mobile communications. In 2009 Deutsche Telekom successfully staged the world’s first large-scale trial using the LTE standard in Austria with T-Mobile Austria. By carrying out this pilot trial, Deutsche Telekom made an essential contribution to the rapid further development of this technology.

T-Systems closes new deals and retains major customers.

T-Systems introduces digital police radio. T-Systems is helping ten German federal states set up and operate flexible solutions drawn from the “digital radio toolbox,” an anti-interception solution for the entire transmission path. Ten federal states – among them Hesse, North Rhine-Westphalia, Rhineland Palatinate, Saarland and Thuringia – are receiving extensive support from T-Systems. The Deutsche Telekom subsidiary has developed a flexible range of digital police radio solutions and services to provide and operate the security networks that connect up the base stations in the federal states. On request, T-Systems also supports the federal states in setting up and operating the control centers which monitor network operation and perform other functions as required. For example, they manage the users, provide applications, enable remote maintenance, and store data from the different systems in a central database.

DLR awards contract to T-Systems. The German Aerospace Center (Deutsches Luft- und Raumfahrtzentrum – DLR) will continue to source all of its basic IT services from T-Systems over the next five years plus one optional year. T-Systems had previously won the Europe-wide invitation to tender. T-Systems will develop, set up, operate and support DLR’s workstations, communication infrastructure and application systems and provide consulting services. The portfolio includes everything from telephones, standardized and highly specialized IT workstations through to supercomputers and grid computing.

Deutsche Post DHL outsources further IT functions in Germany to T-Systems. Deutsche Post DHL and T-Systems have agreed to step up their collaboration: The existing contracts covering the provision of data center, infrastructure and network services in addition to the operation of desktop services have been extended ahead of schedule by a further five years to 2014. At the same time, the world’s leading mail and logistics services group reached agreement on other services with T-Systems. The contract is part of a global initiative launched by Deutsche Post DHL to achieve efficiency gains in IT and telecommunications services.

SBB and T-Systems set to continue cooperation. Swiss Federal Railways (SBB) intends to continue its strategic partnership with T-Systems and will not be exercising its early termination option. Existing agreements regarding IT services, dating back to 2005, have been revised and will run until the end of 2015, with some services continuing until 2018. SBB has been using T-Systems’ infrastructure services for more than 10 years.

T-Systems sets up new pan-European telecommunications network for TUI Travel. The London-based group TUI Travel has commissioned T-Systems, Deutsche Telekom’s corporate customers arm, to set up and operate a Europe-wide telecommunications network linking its corporate sites in seven countries. For the next five years, T-Systems will take responsibility for all telephone, data and mobile communications services for TUI Travel’s traditional travel operations (its Mainstream business unit). With this new integrated network, the world’s leading travel group intends to exploit further synergies and reduce its costs significantly.

Interim Group management report.

The economic environment.

This section provides additional information and explains recent changes in the economic situation described in the Group management report for the 2009 financial year, focusing on global economic development, the outlook, the overall economic risks, the telecommunications market, and the regulatory situation.

Global economic development.

The nascent stabilization in the global economy, driven in particular by growth in emerging economies, continued in the first quarter of 2010. Deutsche Telekom’s core markets in Germany and the United States have also started to grow again, whereas other countries such as Greece and the United Kingdom continue to shrink or stagnate. The capital markets have increasingly interpreted the risk of insolvency in some smaller industrialized countries such as Greece and Portugal as a threat to the euro. This caused the euro to lose ground against the U.S. dollar and led to stronger fluctuation in interest rates and risk premiums for government bonds and credit default swaps.

Outlook.

Western industrialized economies are expected to grow again, albeit moderately, in 2010 and 2011. They will be affected to differing extents by the impending tightening of budgets which is likely to hamper economic growth. While most leading economic indicators such as the OECD’s Composite Leading Indicator (CLI) and the consumption climate are showing positive signs of development, lagging indicators – and the rate of unemployment in particular – are still distinctly more negative. Current expectations are that the German economy will regain momentum in 2010 and 2011 and will be regarded as strong in relation to other European economies. The situation in Southern and Eastern Europe on the other hand is considered far more volatile and uncertain. The development of the Greek economy in particular is expected to be weak for some considerable time as a result of the massive savings imposed by the Greek state as a result of the European rescue package. The U.S. dollar is expected to remain strong against the euro due to the relative weakness of the euro zone as a whole due to the uncertainty regarding the levels of public debt in several Member States. Even if the momentum of the economic recovery in the United States were to ease off in the medium term following the strong second half of 2009, growth forecasts for the U.S. economy are still considerably higher than for most European countries.

Overall economic risks.

It is not possible to give the all-clear regarding the economic risks for 2010. Growing doubts about the solvency of industrialized nations, the current crisis in Greece, and the constraining effect of restrictive fiscal policies could be a drag on economic activity. Only modest increases are thus projected for most European economies in 2010 and 2011.

Telecommunications market.

The effects of the follow-on economic trends may impact consumer business in particular in Europe and the United States and, in a lagging effect, also lead to restraint in expenditure on telephone and data services. Bitkom predicts that revenues in Germany’s ITC market will remain flat in 2010 and forecasts growth of 1.6 percent in 2011 to EUR 142 billion. In the telecommunications market, revenue in Germany will probably decline 1.1 percent this year to EUR 63 billion, before stabilizing at this level in 2011.

After crisis-ridden 2009, an upturn in revenue is anticipated in the information technology market again in 2010 and 2011, mainly due to the gradual clearing of the backlog of investments in IT solutions and telecommunications systems. According to Bitkom forecasts, IT revenues in Germany will grow by 1.4 percent in 2010 to EUR 64.4 billion, with an even higher increase of 3.8 percent in 2011.
Regulatory situation.

On March 26, 2010, in its second partial ruling on eleven applications for injunction by competitors, the Federal Network Agency fixed the charges for access to Deutsche Telekom’s multi-functional street cabinet and cable ducts. The use of a module slot in the multi-functional street cabinets will cost EUR 113.94 per month, to be divided equally among the number of street cabinet users (including Deutsche Telekom). Competitors will have to pay EUR 0.12 per month per meter (excluding administrative expenses) to use one of Deutsche Telekom’s cable ducts. Deutsche Telekom duly filed suits against these rulings.

Group strategy.

Fix – Transform – Innovate. Deutsche Telekom’s new strategy.

Deutsche Telekom’s long-term goal is to become a market leader for connected life and work. On this path, the Group intends to refocus its business in the coming years with investments in intelligent networks and with IT, Internet and network services. The new Fix – Transform – Innovate strategy will enable Deutsche Telekom to broaden its revenue mix by focusing on new pockets of growth in addition to its traditional access business in fixed-network and mobile communications. The aim of this strategic approach is to expand the activities of Deutsche Telekom across the entire value chain and position the Company as an open partner for consumers and business customers.

The five new strategic action areas in the Group strategy specifically focus on the challenges and opportunities in the market and will safeguard Deutsche Telekom’s successful positioning in the long term:

▪	Improve the performance of mobile-centric assets.

▪	Leverage One Company in integrated assets.

▪	Build networks and processes for the gigabit society.

▪	Connected life across all screens.

▪	Connected work with unique ICT solutions.

The Group has defined five growth areas in line with these action areas: mobile Internet, the connected home, proprietary Internet services, systems solutions, intelligent network solutions for energy, healthcare, media and the connected car. Overall, revenue is to be almost doubled in these areas from EUR 15 billion today to around EUR 29 billion in 2015. The Group has again set itself ambitious targets. By the year 2012, costs are to be cut by a further EUR 4.2 billion in the second phase of the Save for Service program, the return on capital employed (ROCE) throughout the Group is to be increased by at least 150 basis points and free cash flow is to be increased compared with the 2010 level.

Improve the performance of mobile-centric assets.

In countries like the United States, the United Kingdom, Austria, the Netherlands, the Czech Republic, and Poland, in which Deutsche Telekom’s presence primarily centers around mobile communications services, the Company is planning to enhance its performance and invest in next-generation technologies, develop innovative services, and expand its portfolio of mobile devices. In the United States, T-Mobile USA is pushing ahead with its network upgrade initiative to cover a population of around 185 million with high-speed HSPA+ technology by the end of 2010. It also aims to double the number of 3G smartphones to approximately 8 million. In the United Kingdom, the Group intends to make the joint venture between T-Mobile UK and Orange UK a success story. With an aggregate customer base of around 29.4 million, the joint venture will be the leader in the UK mobile communications market. Market leadership in Poland and the Czech Republic will be consolidated and the strong position in the Netherlands and Austria further strengthened to challenge established operators.

Leverage One Company in integrated assets.

The new strategy will also systematically continue the approach taken under the One Company project of integrating fixed-network and mobile communications. In Germany and Europe this will stabilize revenues, improve service levels, and leverage synergies from integration in marketing, distribution, and service. Cross-selling opportunities will open up additional revenue potential. New innovative services and rate plans will further differentiate Deutsche Telekom from the competition. Through the Media Center, for example, customers already have access 24/7 to their music, photos, and other media content on their PCs, TVs, and smartphones. LIGA Total!, the Group’s soccer league service in Germany, can likewise be watched on various screens at home or on the move. By offering this service, Deutsche Telekom intends to play a more active role as an integrated provider of convergent products from a single source.

Build networks and processes for the gigabit society.

Deutsche Telekom is forecasting a rapid increase in global data volumes in the coming years. This growth will be driven by numerous applications including Web videos and social media for consumers as well as cloud computing and services such as teleconferences for business customers. Deutsche Telekom’s aim is therefore to continue to transform its operations – to increase its efficiency on the one hand and satisfy the growing demand for larger bandwidth on the other. Among the issues are fiber roll-out and the HSPA+ and LTE push, convergence and adaptability of the networks on the basis of an all-IP concept, increased flexibility and speed in the IT factory through systematic standardization and, last but not least, ongoing expansion of key enabling skills in wholesale services and retail products. Deutsche Telekom’s capital expenditure will remain at the prior-year level to drive this transformation ahead and to increase efficiency. In Germany alone, the Company plans to invest around EUR 10 billion in infrastructure in the next three years.

Connected life across all screens.

Another strategic goal is the provision of innovative, non-device-specific mobile services on TVs and PCs, and on other screens and devices that will enter the market in the future. The mobile Internet is thought to offer the best growth opportunities in this context. Deutsche Telekom intends to develop and market its own centralized offerings, for example innovative communication solutions based on users’ personal network-based address books. The Company is also positioning itself as a pioneer for digital content, offering targeted, personalized linking and distribution of media content. By making specific purchases such as the acquisition of the remaining shares in Firstgate (ClickandBuy), Deutsche Telekom is positioning itself as a leading provider of online payment solutions and expanding its portfolio in the high-growth Internet business. A further topic being pushed is ‘connected home.’ Entertain and Home Gateway will become hubs for media, entertainment, and home automation. Deutsche Telekom’s activities in this area aim to further strengthen its position in the European TV business and make it the market leader in Germany’s pay TV market. Besides its own services and solutions, Deutsche Telekom is entering into selected cooperative ventures elsewhere and is positioning itself long-term as a strategic partner to the key players in other sectors, e.g., as an exclusive online content partner or for the marketing of innovative terminal equipment such as Apple’s iPhone.

Connected work with unique ICT solutions.

Deutsche Telekom provides customized ICT solutions for business customers and draws on the services of T-Systems in the ongoing standardization of its internal IT solutions. The reorganization at T-Systems will continue to lift its profitability to industry level. T-Systems intends to increase external revenues from IT services, focusing on strong growth outside Germany. There are plans to launch innovative offerings in the field of secure B2B cloud services and further reinforce T-Systems’ quality lead. Using its global infrastructure of data centers and networks, T-Systems offers multinational corporations and public-sector institutions unique expertise and an increasingly appealing product portfolio due to the service partnership with SAP. Under the Global Services Partner program, T-Systems will make SAP services available worldwide and develop mobile SAP applications.

On the back of its new strategic approach, Deutsche Telekom is also positioning itself as an open partner for other sectors with the aim of exploiting opportunities for growth in ICT solutions for energy, healthcare, media distribution, and the connected car. At CeBIT 2010, Continental and T-Systems agreed to develop an open, flexible and future proof infotainment concept that will use mobile communications to connect vehicles with cell phones, home PCs and entertainment systems and diverse Internet-based value-added services – anywhere and any time. At E-world 2010, Deutsche Telekom also showcased an end-to-end solution for the energy market – smart metering & home management – which will allow power, gas, and water consumption data to be read, processed, and presented automatically.

Development of business in the Group.

Net revenue.

In the first quarter of 2010, Deutsche Telekom generated net revenue of EUR 15.8 billion, a slight decrease compared with the first three months of 2009. This trend was influenced by positive effects from changes in the composition of the Group of EUR 0.5 billion and negative exchange rate effects of EUR 0.1 billion. Adjusted for these two factors, revenue in the first quarter was down EUR 0.5 billion or 3.3 percent compared with the first three months of the prior year. The effects of changes in the composition of the Group were mainly attributable to the fact that the Hellenic Telecommunications Organization S.A. (OTE/OTE group) has only been fully consolidated since February 2009 and was therefore not included in revenue for the entire first quarter of 2009. The exchange rate effects were primarily the result of the translation of U.S. dollars to euros.

	Q1 2010 millions of €	Q1 2009 millions of €	Change millions of €	Change %	FY 2009 millions of €
Net revenue	15,812	15,902	(90)	(0.6)	64,602
Germany	6,189	6,331	(142)	(2.2)	25,423
United States	3,814	4,137	(323)	(7.8)	15,471
Europe	2,412	2,436	(24)	(1.0)	10,034
Southern and Eastern Europe	2,387	1,964	423	21.5	9,685
Systems Solutions	2,131	2,106	25	1.2	8,798
Group Headquarters & Shared Services	565	618	(53)	(8.6)	2,410
Intersegment revenue	(1,686)	(1,690)	4	0.2	(7,219)

Revenue in Deutsche Telekom’s operating segments developed as follows:

The Germany operating segment recorded a revenue decrease of 2.2 percent in the first quarter of 2010 compared with the first three months of the prior year. The 4.1 percent decrease in fixed-network revenue was only partially offset by a 2.5-percent improvement in mobile revenue. The revenue decrease in the fixed-network business was primarily attributable to continuing line losses resulting from intensified competition, the increased sales of complete packages (telephony and Internet) with a flat-rate component, and falling usage-related charges. Revenue from non-voice (data and messaging) services contributed to revenue growth in mobile communications. The more restrictive regulatory environment, however, had a negative effect on the development of revenue.

The decline in revenue of EUR 0.3 billion or 7.8 percent in the United States operating segment compared with the first quarter of 2009 was primarily the result of negative exchange rate effects. Adjusted for these effects of EUR 0.2 billion, the decline would have been much lower at EUR 0.1 billion or 2.2 percent. The main reason for the revenue decline was lower voice revenue due to the loss of contract customers.

Revenue in the Europe operating segment remained virtually on a par with the prior-year period. Adjusted for exchange rate effects of EUR 0.1 billion mainly from the translation of Polish zlotys, revenue in this operating segment decreased by EUR 0.1 billion or 4.6 percent compared with the first quarter of 2009, primarily as a result of lower service revenues in all mobile companies. Higher revenues generated at International Carrier Sales and Solutions (ICSS) coupled with an increase in handset revenues partly compensated for these negative effects.

Revenue in the Southern and Eastern Europe operating segment increased EUR 0.5 billion due to the effects of changes in the composition of the Group. Excluding these and exchange rate effects, revenue decreased by EUR 0.1 billion or 5.5 percent compared with the first quarter of 2009. The strained economic situation and continuing intense competitive pressure in both mobile communications and the traditional fixed network negatively affected revenue. Taxation of mobile revenue in Croatia and Greece also had a negative impact. Broadband growth in all countries did not make up for the decline in revenue in the traditional fixed-network area.

Revenue generated in the Systems Solutions operating segment in the first quarter of 2010 remained on a par with the first three months of 2009. Effects from changes in the composition of the Group and exchange rate effects had only an immaterial impact on this operating segment. While revenue in Germany declined, international revenue increased. The decrease in Germany was attributable to both the postponement or cancelation of projects in the systems integration business and the price trend in IT and telecommunications. The falling price trend in IT business was partially offset by new contracts. Growth in international business continued as a result of the large number of contracts with corporate customers.

Contribution of the operating segments to net revenue (after elimination of revenue between segments).

	Q1 2010 millions of €	Proportion of net revenue of the Group %	Q1 2009 millions of €	Proportion of net revenue of the Group %	Change millions of €	Change %	FY 2009 millions of €
Net revenue	15,812	100.0	15,902	100.0	(90)	(0.6)	64,602
Germany	5,804	36.7	5,969	37.5	(165)	(2.8)	23,813
United States	3,810	24.1	4,133	26.0	(323)	(7.8)	15,457
Europe	2,264	14.3	2,307	14.5	(43)	(1.9)	9,486
Southern and Eastern Europe	2,349	14.9	1,929	12.1	420	2.8	9,510
Systems Solutions	1,532	9.7	1,496	9.4	36	2.4	6,083
Group Headquarters & Shared Services	53	0.3	68	0.5	(15)	(22.1)	253

With 36.7 percent, the Germany operating segment provided the largest contribution to the net revenue of the Group. The Southern and Eastern Europe operating segment’s share of net revenue increased to 14.9 percent compared with the first three months of 2009. This was primarily due to the full consolidation of the OTE group for the whole quarter, in contrast to the first quarter of 2009, when the OTE group was not included in the consolidated financial statements until February. The contributions of the other operating segments to net revenue remained almost constant.

Breakdown of revenue by regions.

The proportion of net revenue generated internationally increased by 1.1 percentage points year-on-year to 57.4 percent in the first quarter of 2010, primarily due to changes in the composition of the Group. In contrast to the prior-year period, the OTE group was consolidated for the full three months of the first quarter of 2010. In the first quarter of 2009, the OTE group was not included in the consolidated financial statements until February.

	Q1 2010 millions of €	Q1 2009 millions of €	Change millions of €	Change %	FY 2009 millions of €
Net revenue	15,812	15,902	(90)	(0.6)	64,602
Domestic	6,739	6,943	(204)	(2.9)	28,033
International	9,073	8,959	114	1.3	36,569
Proportion generated internationally (%)	57.4	56.3			56.6
Europe (excluding Germany)	5,074	4,684	390	8.3	20,573
North America	3,837	4,148	(311)	(7.5)	15,527
Other	162	127	35	27.6	469

EBITDA.

In the first quarter of 2010, Deutsche Telekom generated EBITDA of EUR 4.7 billion, 5.1 percent less than in the same period in 2009.

Adjusted EBITDA.

In the first quarter of 2010, EBITDA was negatively impacted by special factors totaling EUR 0.2 billion. These related in particular to expenses of EUR 0.1 billion for staff-related measures and non-staff-related restructuring and to expenses of EUR 0.1 billion from the write-off of receivables from the German Main Customs Office for the years 2005 to 2009.

EBITDA in the first quarter of 2009 was positively affected by special factors totaling EUR 0.1 billion, primarily attributable to the reversal of provisions and staff-related measures and non-staff-related restructuring.

	Q1 2010 millions of €	Q1 2009 millions of €	Change millions of €	Change %	FY 2009 millions of €
Adjusted EBITDA in the Group	4,890	4,812	78	1.6	20,668
Germany	2,299	2,363	(64)	(2.7)	9,607
United States	1,008	1,061	(53)	(5.0)	4,261
Europe	665	467	198	42.4	2,557
Southern and Eastern Europe	925	799	126	15.8	3,826
Systems Solutions	196	211	(15)	(7.1)	923
Group Headquarters & Shared Services	(172)	(50)	(122)	n.a.	(315)
Reconciliation	(31)	(39)	8	20.5	(191)

EBITDA adjusted for the aforementioned special factors was up 1.6 percent compared with the first three months of 2009. The change in the composition of the Group attributable to the consolidation of the OTE group in the Southern and Eastern Europe operating segment generated an effect of EUR 0.2 billion.

The Germany, United States, and Systems Solutions operating segments recorded a year-on-year decrease in adjusted EBITDA in the first quarter of 2010, while adjusted EBITDA in the Europe and Southern and Eastern Europe operating segments increased in the same period.

Adjusted EBITDA in the Germany operating segment declined in the first quarter of 2010, mainly due to the decrease in revenue in the traditional fixed-network business and the resulting narrower margins. This decline was only partially offset by growth in the mobile business.

The United States operating segment only partially offset the revenue decline by reduced revenue-related costs and by lower customer acquisition costs caused by fewer customer additions. As a result, adjusted EBITDA declined compared with the first three months of 2009.

Adjusted EBITDA in the Europe operating segment increased in the first three months of 2010 compared with the same period in 2009. This growth can be attributed in particular to lower costs for customer acquisition and retention measures than in the first quarter of 2009, especially at T-Mobile UK, PTC, and T-Mobile Netherlands.

The increase in adjusted EBITDA in the Southern and Eastern Europe operating segment resulted primarily from the effects of changes in the composition of the Group following the consolidation of the OTE group.

Adjusted EBITDA in the Systems Solutions operating segment decreased year-on-year. This decrease is largely attributable to higher costs of goods and services purchased which were incurred in connection with contracts won. The increased costs were partially offset by savings made as part of the comprehensive Save for Service restructuring and efficiency enhancement program.

In addition to the developments described here within the operating segments, adjusted EBITDA at Group Headquarters & Shared Services decreased by EUR 0.1 billion compared with the first quarter of the previous year, mainly due to income recorded in the previous year from the reclassification of real estate from assets held for sale to non-current assets.

EBIT.

EBIT (profit from operations) of the Deutsche Telekom Group increased significantly by EUR 1.8 billion year-on-year to EUR 2.0 billion in the first quarter of 2010. In addition to the effects already described, this increase was also attributable to the lower year-on-year level of depreciation, amortization and impairment losses in the first quarter of 2010. In the first quarter of 2009 an impairment loss of EUR 1.8 billion was recorded on the goodwill of the cash-generating unit T-Mobile UK in the Europe operating segment.

In the Germany operating segment, cost savings did not compensate for the reduction in revenue.

EBIT in the Southern and Eastern Europe operating segment declined year-on-year. This was primarily the result of a one-time positive effect in the first quarter of 2009 mainly due to income from the reversal of provisions through the Hellenic Republic’s contribution to the costs of the voluntary severance program in the OTE group.

EBIT in Deutsche Telekom’s operating segments developed as follows:

	Q1 2010 millions of €	Q1 2009 millions of €	Change millions of €	Change %	FY 2009 millions of €
EBIT (profit (loss) from operations) of the Group	2,029	244	1,785	n.a.	6,012
Germany	1,171	1,325	(154)	(11.6)	5,062
United States	544	530	14	2.6	2,233
Europe	375	(1,786)	2,161	n.a.	(905)
Southern and Eastern Europe	304	504	(200)	(39.7)	1,037
Systems Solutions	18	11	7	63.6	(11)
Group Headquarters & Shared Services	(365)	(309)	(56)	(18.1)	(1,249)
Reconciliation	(18)	(31)	13	41.9	(155)

Profit/loss before income taxes.

Profit before income taxes for the first quarter of 2010 increased by EUR 1.8 billion to EUR 1.3 billion in line with EBIT. At EUR 0.7 billion, the Group’s loss from financial activities remained at the same level as in the first three months of 2009.

Net profit.

Deutsche Telekom recorded an increase in net profit of EUR 1.9 billion to EUR 0.8 billion in the first quarter of 2010, primarily due to the aforementioned effects.

Free cash flow.

Free cash flow increased from EUR 0.4 billion in the prior-year period to EUR 1.4 billion in the first quarter of 2010.

Net cash from operating activities amounted to EUR 3.3 billion in the first quarter of 2010, an increase of EUR 0.3 billion over the prior-year quarter. Several factors, some of which offset each other, contributed to this improvement. Group EBITDA was EUR 0.3 billion lower year-on-year in the first three months of 2010; this was partially offset by effects of other non-cash transactions amounting to EUR 0.2 billion. In addition, net payments resulting from the canceling of interest rate swaps decreased by EUR 0.1 billion due to the non-recurrence of one-time effects from the prior-year quarter. This was offset by the improved year-on-year change in provisions of EUR 0.4 billion, as a result of increased additions to provisions for personnel costs while the utilization of provisions for dealers’ commissions and for reimbursements were lower in the first quarter of 2010. The net change in assets and liabilities carried as working capital improved by EUR 0.1 billion, which is partly attributable to the lower level of redundancy and severance payments compared with the first quarter of the prior year.

Cash outflows for intangible assets and property, plant and equipment decreased by EUR 0.7 billion, which was primarily a result of the postponement of projects in Germany partly due to weather conditions and lower cash outflows in the United States in the first quarter of 2010.

	Q1 2010 millions of €	Q1 2009 millions of €	Change millions of €	Change %	FY 2009 millions of €
Cash generated from operations	3,918	3,596	322	9.0	18,271
Interest received (paid)	(647)	(630)	(17)	(2.7)	(2,476)
Net cash from operating activities	3,271	2,966	305	10.3	15,795
Cash outflows for investments in intangible assets (excluding goodwill) and property, plant and equipment	(1,934)	(2,611)	677	25.9	(9,202)
Free cash flow before proceeds from disposal of intangible assets (excluding goodwill) and property, plant and equipment	1,337	355	982	n.a.	6,593
Proceeds from disposal of intangible assets (excluding goodwill) and property, plant and equipment	102	61	41	67.2	376
Free cash flow before dividend payments	1,439	416	1,023	n.a.	6,969

Net debt.

Net debt decreased by EUR 0.5 billion or 1.2 percent compared with the end of 2009. Free cash flow of EUR 1.4 billion contributed to the reduction in net debt of the Group, but was partially offset by an increasing effect from cash outflows of EUR 0.3 billion for the acquisition of STRATO and exchange rate effects in particular.

	Mar. 31, 2010 millions of €	Dec. 31, 2009 millions of €	Change Mar. 31, 2010/ Dec. 31, 2009%	Mar. 31, 2009 millions of €	Change Mar. 31, 2010/ Mar. 31, 2009%
Bonds	38,722	38,508	0.6	39,659	(2.4)
Liabilities to banks	4,559	4,718	(3.4)	4,670	(2.4)
Liabilities to non-banks from promissory notes	1,124	1,057	6.3	1,036	8.5
Derivative financial liabilities	731	924	(20.9)	755	(3.2)
Lease liabilities	1,899	1,909	(0.5)	1,987	(4.4)
Other financial liabilities	839	1,001	(16.2)	1,030	(18.5)
Gross debt	47,874	48,117	(0.5)	49,137	(2.6)
Cash and cash equivalents	5,553	5,022	10.6	4,113	35.0
Available-for-sale/ held-for-trading financial assets	162	162	-	436	(62.8)
Derivative financial assets	901	1,048	(14.0)	1,211	(25.6)
Other financial assets	840	974	(13.8)	544	54.4
Net debt	40,418	40,911	(1.2)	42,833	(5.6)

Development of business in the operating segments.

Germany.

Customer development.

	Mar. 31, 2010 millions	Dec. 31, 2009 millions	Change Mar. 31, 2010/ Dec. 31, 2009%	Mar. 31, 2009 millions	Change Mar. 31, 2010/ Mar. 31, 2009%
Fixed network
Fixed-network lines	25.8	26.2	(1.5)	27.7	(6.9)
Retail broadband lines	11.7	11.5	1.7	11.0	6.4
Wholesale bundled lines	1.5	1.6	(6.3)	2.2	(31.8)
Unbundled local loop lines (ULLs)	9.2	9.1	1.1	8.6	7.0
Wholesale unbundled lines	0.7	0.6	16.7	0.3	n.a.

Mobile communications
Mobile customersa	38.5	39.1	(1.5)	39.0	(1.3)

a
As a result of the change in the terms of contract, prepay contracts no longer end automatically, but run for an unlimited duration and can be terminated by the customer at any time and by Telekom Deutschland GmbH with one month’s notice. Telekom Deutschland GmbH reserves the right to make use of this right of termination and to deactivate cards in the system.

Business in Germany progressed despite the challenging economic environment, regulatory requirements, and more intense competition. Since 2007, Deutsche Telekom’s broadband market share has remained stable at 46 percent. Deutsche Telekom further extended its market leadership in service revenues in the mobile communications sector and focused on value-driven growth.

Fixed network. As growth on the broadband market in Germany became more restrained, the number of retail lines increased by 0.2 million compared with the end of 2009 to a total of 11.7 million. The number of Entertain products connected increased again in the first quarter of 2010. With 0.9 million Entertain products connected and 1.2 million lines sold as of March 31, 2010, the positive development continued.

Fixed-network line losses totaled 0.4 million in the first quarter of 2010, down slightly compared with the end of 2009. These line losses are mainly attributable to customers switching to alternative telecommunications carriers, cable companies, and mobile operators.

The number of unbundled local loop lines (ULLs) increased slightly compared with the end of 2009 to 9.2 million. The number of unbundled wholesale lines rose slightly by 0.1 million compared with the end of 2009 to 0.7 million. The increase in both ULLs and unbundled wholesale lines resulted in a slight decrease in bundled wholesale lines of 0.1 million compared with the end of 2009.

Mobile communications. Compared with the end of 2009, the number of mobile customers decreased by 0.6 million in the first quarter of 2010 to 38.5 million. While the number of contract customers increased by 0.1 million to 17.3 million, the number of prepay customers declined by 0.7 million to 21.2 million. One of the main causes was the deregistration of inactive prepay customers. The share of contract customers increased by around one percentage point to 45 percent of the customer base, encouraged by attractive smartphones like the Apple iPhone and a rise in the proportion of customers with integrated flat-rate plans for telephony and data usage.

Development of operations.

	Q1 2010 millions of €	Q1 2009 millions of €	Change millions of €	Change %	FY 2009 millions of €
Total revenue	6,189	6,331	(142)	(2.2)	25,423
Fixed network	4,530	4,724	(194)	(4.1)	18,736
Mobile communications	2,000	1,952	48	2.5	8,109

EBIT (profit from operations)	1,171	1,325	(154)	(11.6)	5,062
EBIT margin (%)	18.9	20.9			19,9

Depreciation, amortization and impairment losses	(1,014)	(1,016)	2	0.2	(4,196)
EBITDA	2,185	2,341	(156)	(6.7)	9,258
Special factors affecting EBITDA	(114)	(22)	(92)	n.a.	(349)
Adjusted EBITDA	2,299	2,363	(64)	(2.7)	9,607
Fixed network	1,468	1,609	(141)	(8.8)	6,247
Mobile communications	828	761	67	8.8	3,373
Adjusted EBITDA margin (%)	37.1	37.3			37,7
Fixed network	32.4	34.1			33.3
Mobile communications	41.4	39.0			41.6

Cash capex	(651)	(800)	149	18.6	(3,158)

Number of employees (average)	80,729	86,086	(5,357)	(6.2)	84,584
Fixed network	74,893	80,075	(5,182)	(6.5)	78,507
Mobile communications	5,836	6,011	(175)	(2.9)	6,077

The contributions of the Fixed Network and Mobile Communications sub-segments generally show the unconsolidated view, and do not take consolidation effects at operating segment level into consideration.

Total revenue.

Total revenue in the Germany operating segment decreased in the first quarter of 2010 by 2.2 percent year-on-year to EUR 6.2 billion, a less pronounced decline than in the full 2009 financial year (3.7 percent). This revenue decrease was mainly caused by the continuing losses of fixed-network lines due to competition and by regulatory pricing measures in fixed-network and mobile communications.

Fixed network. Revenue in the first quarter of 2010 decreased by 4.1 percent year-on-year to EUR 4.5 billion. The continuing line losses resulting from increased competition and falling usage-related charges were the main factors leading to the decline in revenue. Growth in the volume of unbundled local loop lines and the migration to premium complete packages (e.g., those including TV components), had a positive effect but only partially compensated for the decline in revenue.

Mobile communications. In the first quarter of 2010, total revenue from mobile operations increased by EUR 48 million or 2.5 percent to EUR 2.0 billion, largely due to year-on-year increases in service revenues to EUR 1.8 billion driven by a continued improvement in non-voice revenues by 3.3 percent. The more restrictive regulatory environment had an offsetting effect on revenue. This was driven in particular by lower mobile termination charges from April 1, 2009, the EU roaming regulation effective since July 1, 2009, and the expiry of the national roaming agreements with O2 and others at the end of 2009.

Adjusted EBITDA, EBITDA, EBIT.

Adjusted EBITDA in the Germany operating segment was down 2.7 percent to EUR 2.3 billion, mainly due to the decrease in revenue in the traditional fixed-network business that was only partially offset by growth in the mobile business.

In the fixed network, adjusted EBITDA totaled EUR 1.5 billion, the decrease in revenue being largely offset by effective cost management. Factors including increased expenditure for personnel costs and legal risks had a negative effect on EBITDA. EBITDA in the first quarter of 2010 was affected by special factors totaling EUR 0.1 billion, mainly comprising a write-off of receivables from the German Main Customs Office for 2005 to 2009.

Adjusted EBITDA from mobile communications increased by 8.8 percent to EUR 0.8 billion and the adjusted EBITDA margin grew by 2.4 percentage points compared with the first quarter of the previous year. This was attributable to the positive revenue trend and lower general and administrative expenses.

EBIT (profit from operations) in the Germany operating segment decreased year-on-year by EUR 0.2 billion to EUR 1.2 billion in the first quarter of 2010, largely as a result of the effects already described.

Cash capex.

Cash capex in the first quarter of 2010 was EUR 0.1 billion lower than in the first quarter of 2009. The high level of investment activity at the end of 2008 resulted in disproportionately high cash capex in the first quarter of 2009. Additions to non-current assets in the Germany operating segment remained at the prior-year level, partially as a result of weather conditions, and consisted mainly of fixed-network technology.

Personnel.

Average headcount decreased by 6.2 percent compared with the first quarter of 2009 to 80,729 as a result of the workforce reduction mainly in fixed-network operations in spite of new hires and the first-time consolidation of STRATO as of January 1, 2010.

United States.

Customer development.

	Mar. 31, 2010 millions	Dec. 31, 2009 millions	Change Mar. 31, 2010/ Dec. 31, 2009%	Mar. 31, 2009 millions	Change Mar. 31, 2010/ Mar. 31, 2009%
United States
Mobile customers	33.7	33.8	(0.3)	33.2	1.5

At March 31, 2010, the United States operating segment (T-Mobile USA) had 33.7 million customers, a net decrease in customers of 77,000 in the first quarter of 2010, compared to 415,000 net customers added in the first quarter of 2009 and 371,000 in the fourth quarter of 2009. In the first quarter of 2010, net contract customers (including connected devices) declined by 118,000 compared to 160,000 net contract customer additions in the first quarter of 2009. Net prepay customer additions were 41,000 in the first quarter of 2010 compared to 255,000 net prepay customer additions in the first quarter of 2009. The decrease in net customers in the first quarter of 2010 was related primarily to lower branded (wireless customers excluding MVNO and connected devices) customer additions caused by continued competitive intensity and a slowdown in U.S. wireless industry growth. This decrease in branded customer additions during the first quarter of 2010 was partially offset by wholesale (MVNO and connected devices) customer additions. Holiday season sales contributed to higher customer additions in the fourth quarter of 2009 compared to the first quarter of 2010.

T-Mobile USA’s blended churn rate was steady at 3.1 percent per month in the first quarter of 2010 and the first quarter of 2009. Contract customer churn slightly decreased in the first quarter of 2010 to 2.2 percent from 2.3 percent in the first quarter of 2009.

Development of operations.

	Q1 2010 millions of €	Q1 2009 millions of €	Change millions of €	Change %	FY 2009 millions of €
Total revenue	3,814	4,137	(323)	(7.8)	15,471

EBIT (profit from operations)	544	530	14	2.6	2,233
EBIT margin (%)	14.3	12.8			14,4

Depreciation, amortization and impairment losses	(464)	(531)	67	12.6	(2,028)
EBITDA	1,008	1,061	(53)	(5.0)	4,261
Special factors affecting EBITDA	-	-	-	-	-
Adjusted EBITDA	1,008	1,061	(53)	(5.0)	4,261
Adjusted EBITDA margin (%)	26.4	25.6			27,5

Cash capex	(481)	(865)	384	44.4	(2,666)

Number of employees (average)	38,663	37,720	943	2.5	38,231

Total revenue.

Revenue from the United States operating segment (T-Mobile USA) decreased by 7.8 percent year-on-year to EUR 3.8 billion in the first quarter of 2010, primarily as a result of currency fluctuations. In U.S. dollars revenues of the operating segment decreased by 2.2 percent year-on-year. The main factor driving the decrease in revenue in local currency was a fall in voice access revenues related to net losses of branded customers (wireless customers excluding MVNO and connected devices). Additionally, contract average revenue per user (ARPU) decreased year-on-year due primarily to a change in the customer mix towards lower ARPU customers, such as connected devices. Lower voice usage revenues related to customers converting to unlimited rate plans were offset by higher data revenues from customers adopting 3G data plans. The number of 3G-capable converged device users increased considerably from 1.5 million at the end of the first quarter of 2009 to 5.2 million at the end of the first quarter of 2010.

EBIT, adjusted EBITDA.

EBIT (profit from operations) grew year-on-year by 2.6 percent. However, adjusted EBITDA decreased by 5.0 percent year-on-year to EUR 1.0 billion. In U.S. dollars, adjusted EBITDA was broadly stable year-on-year with lower revenues (as discussed above) being offset by lower operating costs, including lower commissions expense related to fewer customer additions in the first quarter of 2010. The adjusted EBITDA margin increased slightly to 26.4 percent in the first quarter of 2010 from 25.6 percent in the first quarter of 2009.

Cash capex.

Cash capex decreased year-on-year from EUR 0.9 billion to EUR 0.5 billion in the first quarter of 2010. The primary reason for lower capex relates to the aggressive build-out of the national UMTS/HSDPA (3G) network in the first quarter of 2009. The 3G national network now covers 208 million people as of the end of the first quarter of 2010. In 2010, network capex spend will be driven by continued network investment, coverage expansion, and the upgrade to HSPA+. By the end of 2010, T-Mobile USA expects to have HSPA+ technology deployed across its 3G footprint with coverage of more than 185 million people.

Personnel.

The average number of employees rose year-on-year related to retail distribution growth, but was partially offset by fewer customer support employees driven by lower customer care call volumes.

Europe.

Customer development.

	Mar. 31, 2010 millions	Dec. 31, 2009 millions	Change Mar. 31, 2010/ Dec. 31, 2009%	Mar. 31, 2009 millions	Change Mar. 31, 2010/ Mar. 31, 2009%
Europea	44.0	44.2	(0.5)	44.0	0.0
Of which: T-Mobile UKa	17.2	17.2	0.0	16.7	3.0
Of which: T-Mobile NL	4.4	4.6	(4.3)	5.2	(15.4)
Of which: PTC	13.4	13.5	(0.7)	13.3	0.8
Of which: T-Mobile CZ	5.4	5.5	(1.8)	5.4	0.0
Of which: T-Mobile Austria	3.6	3.4	5.9	3.4	5.9

a	Including Virgin Mobile customers: March 31, 2010: 4.2 million; December 31, 2009: 4.3 million; March 31, 2009: 4.6 million.

The customer base in the Europe operating segment stabilized in the first quarter of 2010, reaching 44.0 million customers overall by March 31, 2010 despite intense competition in the individual countries.

The changes in the total customer base since the end of 2009 were largely attributable to the prepay segment. At T-Mobile CZ, PTC and T-Mobile Netherlands, the number of prepay customers decreased by 0.5 million in total as a result of the focus on the high-value contract customer business and the increased deregistration of inactive prepay customers in the Netherlands. At T-Mobile UK, the number of customers stabilized at 17.2 million. Compared with the end of 2009, T-Mobile UK compensated for the decrease in Virgin customers with its own prepay additions as of March 31, 2010. Virgin customers are assigned to the prepay segment at T-Mobile UK. In Austria, the total number of customers increased compared with the end of 2009, primarily as a result of a new rule for deregistering prepay customers who used its secondary brand, tele.ring. Until December 31, 2009, tele.ring’s prepay customers used to be deregistered from the customer base after a period of inactivity of 90 days. Effective January 1, 2010, the period of inactivity was extended to 180 days, bringing it in line with the deregistration rule for prepay customers of the T-Mobile Austria brand. As a result tele.ring customers are now included in the customer base for longer.

The contract customer base showed a positive trend in the first quarter of 2010. All companies in the Europe operating segment further expanded their contract customer bases. Poland, the Netherlands and the Czech Republic in particular reported sound growth with a total of around 0.2 million net additions. Since the end of 2009 the percentage of contract customers in the total customer base (including Virgin) in the Europe segment has increased by 0.5 percentage points to 41.5 percent.

This sound development in the number of contract customers is due to the focused customer acquisition strategy that offers premium contract customers calling plans with minute buckets, flat-rate plans, and new hardware in conjunction with a fixed-term contract. In addition, innovative mobile Internet services on high-performance cell phones – introduced as part of the connected life and work strategy – successfully attracted new groups of customers. The ongoing successful marketing of Android-based smartphones and the Apple iPhone also further expanded the contract customer base.

Development of operations.

	Q1 2010 millions of €	Q1 2009 millions of €	Change millions of €	Change %	FY 2009 millions of €
Total revenue	2,412	2,436	(24)	(1.0)	10,034
Of which: T-Mobile UK	783	836	(53)	(6.3)	3,390
Of which: T-Mobile NL	442	444	(2)	(0.5)	1,807
Of which: PTC	441	416	25	6.0	1,757
Of which: T-Mobile CZ	279	275	4	1.5	1,191
Of which: T-Mobile A	248	267	(19)	(7.1)	1,038
Of which: Othera	233	216	17	7.9	909
EBIT (profit (loss) from operations)	375	(1,786)	2,161	n.a.	(905)
EBIT margin (%)	15.5	(73.3)			(9,0)

Depreciation, amortization and impairment losses	(285)	(2,247)	1,962	87.3	(3,411)
EBITDA	660	461	199	43.2	2,506
Special factors affecting EBITDA	(5)	(6)	1	16.7	(51)
Adjusted EBITDA	665	467	198	42.4	2,557
Of which: T-Mobile UK	167	113	54	47.8	611
Of which: T-Mobile NL	102	64	38	59.4	430
Of which: PTC	169	110	59	53.6	616
Of which: T-Mobile CZ	135	127	8	6.3	614
Of which: T-Mobile A	83	53	30	56.6	283
Of which: Otherb	8	0	8	n.a.	1
Adjusted EBITDA margin (%)	27.6	19.2			25,5

Cash capex	(205)	(368)	163	44.3	(879)

Number of employees (average)	17,594	18,277	(683)	(3.7)	18,105

a	Other: primarily International Carrier Sales and Services (ICSS).
b	Other: primarily ICSS, European Headquarters, T-Mobile International UK.

Total revenue.

Total revenue in the Europe operating segment decreased by EUR 24 million or 1.0 percent year-on-year, mainly due to lower service revenues in all mobile companies with the exception of T-Mobile Netherlands. The negative effects of the decline in service revenues were partially offset by positive exchange rate effects from the Polish zloty, the pound sterling and the Czech koruna, higher revenue at International Carrier Sales and Solutions (ICSS), and higher handset revenues.

The year-on-year decrease in service revenues was primarily attributable to cuts in mobile termination charges imposed by the regulatory authorities in all countries. Prices in the five countries of the Europe operating segment fell by almost 40 percent year-on-year on average. Furthermore, the economic situation, which is only slowly easing, and intense competitive pressure, especially at T-Mobile UK, PTC, and T-Mobile Austria, resulted in decreases in revenue from voice telephony. However, by increasing the percentage of contract customers in the total customer base compared with the prior-year period, T-Mobile Netherlands generated a positive revenue effect that largely offset regulation-induced reductions in revenues and decreases in roaming revenues.

Revenues from non-voice services developed positively, rising year-on-year in the first quarter at all mobile companies in the Europe segment, except at T-Mobile CZ, partially offsetting the decrease in revenue from voice telephony.

Higher handset revenues, especially from T-Mobile Netherlands, and an increase in fixed-network revenue from T-Mobile CZ as a result of the acquisition of České Radiokomunikace in December 2009, mitigated the negative effects of the decrease in service revenues in the Europe segment.

Adjusted EBITDA, EBITDA.

Adjusted EBITDA in the Europe operating segment improved significantly compared with the prior-year period, increasing by EUR 0.2 billion or 42.4 percent, primarily due to EBITDA growth in local currency at T-Mobile UK, PTC, T-Mobile Netherlands and T-Mobile Austria. In addition, positive exchange rate effects from the Polish zloty, the pound sterling and the Czech koruna influenced EBITDA in this operating segment in the first quarter of 2010.

EBITDA growth can be attributed in particular to lower customer acquisition and retention costs than in the same period in the prior year, especially at T-Mobile UK, PTC and T-Mobile Netherlands. While the first quarter of 2009 was marked by highly aggressive sales activities, which incurred correspondingly high customer investment costs, the market approach for the current year was less focused on the first quarter, which was reflected in fewer net additions and lower costs.

Aside from reduced customer investment costs, the continued systematic reduction in overheads in the Europe operating segment offset the negative effects of lower service revenues compared with same quarter in the prior year. Substantial savings were made, particularly in IT, sales and customer support.

In addition, one-time effects contributed to the increase in EBITDA compared with the first quarter of 2009. T-Mobile Austria, for example, recognized a credit in profit or loss that was agreed as part of the termination of a contract with a supplier.

EBIT.

EBIT (profit/loss from operations) in the Europe operating segment increased by EUR 2.2 billion year-on-year, since the figure for the prior-year quarter included an impairment loss of EUR 1.8 billion recognized on the goodwill of the cash-generating unit T-Mobile UK. EBIT also increased due to the same positive factors that impacted EBITDA in the first quarter of 2010. Lower depreciation, amortization and impairment losses, especially at T-Mobile CZ, T-Mobile Austria and at T-Mobile UK due to the classification of the UK entity as held for sale, also had a positive impact on EBIT.

Cash capex.

Cash capex in the Europe operating segment decreased by EUR 0.2 billion year-on-year in the first quarter of 2010 as a result of lower capital expenditures in the United Kingdom, the Netherlands, Poland and Austria. The decrease was partially offset by higher investments in the Czech Republic, primarily in the technology area for the roll-out of the 3G network.

Personnel.

In the first quarter of the current financial year average headcount in the Europe operating segment decreased by 683 compared with the same period in 2009. Headcount changes varied from company to company. The largest year-on-year decrease in the total number of employees was reported at T-Mobile UK. The workforce was resized under performance management initiatives at the call centers and in the shops, which also reduced the average number of employees in the first quarter of 2010 compared with the prior-year period.

Southern and Eastern Europe.

Customer development.

		Mar. 31, 2010 millions	Dec. 31, 2009 millions	Change Mar. 31, 2010/ Dec. 31, 2009%	Mar. 31, 2009 millions	Change Mar. 31, 2010/ Mar. 31, 2009%
Southern and Eastern Europe	Fixed-network lines	11.7	11.9	(1.7)	12.6	(7.1)
	Retail broadband lines	3.7	3.5	5.7	3.2	15.6
	Wholesale bundled lines	0.2	0.2	0.0	0.3	(33.3)
	ULLs	1.2	1.1	9.1	0.8	50.0
	Mobile customers	34.0	34.6	(1.7)	32.3	5.3
Hungary	Fixed-network lines	1.8	1.8	0.0	2.0	(10.0)
	Broadband lines	0.8	0.8	0.0	0.8	0.0
	Mobile customers	5.1	5.1	0.0	5.3	(3.8)
Croatia	Fixed-network lines	1.5	1.5	0.0	1.5	0.0
	Broadband lines	0.6	0.6	0.0	0.5	20.0
	Mobile customers	2.8	2.9	(3.4)	2.8	0.0
Slovakia	Fixed-network lines	1.1	1.1	0.0	1.1	0.0
	Broadband lines	0.4	0.4	0.0	0.4	0.0
	Mobile customers	2.4	2.4	0.0	2.3	4.3
Greece	Fixed-network lines	4.1	4.2	(2.4)	4.5	(8.9)
	Broadband lines	1.1	1.1	0.0	1.0	10.0
	Mobile customers	8.8	9.2	(4.3)	8.4	4.8
Romania	Fixed-network lines	2.7	2.8	(3.6)	3.0	(10.0)
	Broadband lines	0.8	0.8	0.0	0.7	14.3
	Mobile customers	7.2	7.3	(1.4)	6.1	18.0
Other	Fixed-network lines	0.5	0.5	0.0	0.6	(16.7)
	Broadband lines	0.2	0.2	0.0	0.1	100.0
	Mobile customers	7.7	7.7	0.0	7.3	5.5

Total.

The Southern and Eastern Europe operating segment posted a decrease in the number of customers at mobile companies and an increase in broadband lines, while numbers of fixed-network lines continued to fall compared with year-end 2009.

Fixed network. The broadband market in Southern and Eastern Europe continued to grow in the first quarter of 2010 compared with the end of the prior year. With a total of 3.9 million broadband lines including bundled and unbundled wholesale lines, the operating segment recorded an increase of 0.1 million lines compared with the end of the prior year. The 0.2 million line losses in the fixed network were slightly below the level at the end of 2009. Growth in the broadband market was also driven by the ongoing success in the marketing of IPTV, with the number of IPTV customers almost doubling within one year.

Mobile communications. In the first quarter of 2010, the mobile communications market in the Southern and Eastern Europe operating segment declined compared with the end of 2009 in several countries, reflecting macroeconomic trends and new registration requirements for prepay products in some countries. All mobile communications companies, however, contributed to the increase in contract customer numbers in absolute terms. The percentage of contract customers in the total customer base increased slightly in all countries except Slovakia.

Development of operations.

	Q1 2010 millions of €	Q1 2009 millions of €	Change millions of €	Change %	FY 2009 millions of €
Total revenue	2,387	1,964	423	21.5	9,685
Of which: Hungary	402	391	11	2.8	1,682
Of which: Croatia	267	278	(11)	(4.0)	1,161
Of which: Slovakia	230	244	(14)	(5.7)	974
Of which: Greece	997	655	342	52.2	3,899
Of which: Romania	291	204	87	42.6	1,104
Of which: Othera	229	206	23	11.2	976

EBIT (profit from operations)	304	504	(200)	(39.7)	1,037
EBIT margin (%)	12.7	25.7			10,7

Depreciation, amortization and impairment losses	(573)	(476)	(97)	(20.4)	(2,747)
EBITDA	877	980	(103)	(10.5)	3,784
Special factors affecting EBITDA	(48)	181	(229)	n.a.	(42)
Adjusted EBITDA	925	799	126	15.8	3,826
Of which: Hungary	162	164	(2)	(1.2)	675
Of which: Croatia	113	128	(15)	(11.7)	525
Of which: Slovakia	107	112	(5)	(4.5)	439
Of which: Greece	376	239	137	57.3	1,447
Of which: Romania	72	67	5	7.5	293
Of which: Othera	98	92	6	6.5	445
Adjusted EBITDA margin (%)	38.8	40.7			39,5

Cash capex	(363)	(380)	17	4.5	(1,610)

Number of employees (average)	52,531	43,348	9,183	21.2	51,172

The contributions of the national companies generally correspond to their respective unconsolidated financial statements and do not take consolidation effects at the operating segment level into consideration.
a	Other: national companies of Albania, Bulgaria, the F.Y.R.O. Macedonia and Montenegro.

Total revenue.

Total.
Total revenue in the Southern and Eastern Europe operating segment increased year-on-year by EUR 0.4 billion in the first quarter of 2010, largely due to changes in the composition of the Group, as the OTE group has only been fully consolidated since February 2009 and was therefore not included in revenue for the entire first quarter of 2009.

Adjusted for this factor, revenue decreased by EUR 0.1 billion, despite a positive exchange rate effect from the translation of Hungarian forints to euros. The strained economic situation and continuing intense competition in both mobile communications and the traditional fixed network negatively affected revenue. In addition, tax burdens had a negative impact on mobile communications revenue in Croatia. Broadband growth in all countries did not make up for the decline in revenue in the traditional fixed-network area.

Hungary.
The decline in revenue related to both mobile communications and fixed-network business due to the difficult economic situation. In addition, revenue was impacted by the reduction in mobile termination charges in January 2010. The weak development of operations was more than offset by the positive trend of the Hungarian forint against the euro compared with the same period in the prior year.

Croatia.
The Croatian operations underwent a downward trend because of the slight weakness of the Croatian kuna and the overall economic situation. Mobile communications was more affected than the fixed network, partly because of the tax on mobile services set at 6 percent of revenue that was introduced in August 2009.

Slovakia.
Compared with the same period in 2009, revenue from fixed-network business was stable due to positive broadband development and the successful marketing of IPTV and satellite TV, whereas mobile revenue decreased, mainly due to the reduction in mobile termination charges in mid-2009 and strong competition.

The fact that the OTE group was not fully consolidated until February 2009 is the main reason for the positive revenue trend in Greece, Romania, Bulgaria and Albania. By contrast, there were declines in operations in all other countries, with the exception of mobile communications in Greece.

Greece.
The decline in fixed-network revenue is mainly due to the weaker traditional fixed-network business, which was not entirely offset by the positive development in broadband and wholesale.

Romania.
The Romanian telecommunications market is characterized by a difficult economic situation and highly intense price competition.

Adjusted EBITDA, EBITDA.

In the first quarter of 2010, adjusted EBITDA in the Southern and Eastern Europe operating segment increased by EUR 0.1 billion year-on-year, primarily influenced by the effect of the consolidation of the OTE group. The slight organic decline in adjusted EBITDA was mainly driven by the decrease in revenue, which was not fully offset by cost savings.

EBITDA decreased by EUR 0.1 billion in the first quarter of 2010. The positive effects of the increase in adjusted EBITDA contrast with a one-time positive effect in the first quarter of 2009 of EUR 0.2 billion from the Hellenic Republic’s contribution to the costs of a voluntary early retirement program.

Cash capex.

Cash capex in the Southern and Eastern Europe operating segment was slightly below the prior-year level despite the changes in the composition of the Group. In response to the weaker market situation, investment activities were restrained.

Personnel.

The average number of employees in the Southern and Eastern Europe operating segment increased due to the first-time full consolidation of OTE in early February 2009. The increase was partially offset by the successful implementation of downsizing programs as part of efficiency enhancement measures in almost all countries.

Systems Solutions.

Selected KPIs.

		Mar. 31, 2010	Dec. 31, 2009	Change Mar. 31, 2010/ Dec. 31, 2009%		Mar. 31, 2009	Change Mar. 31, 2010/ Mar. 31, 2009%
New orders	(millions of €)	2,156	9,305	n.a.		2,010	7.3
Computing & Desktop Services
Number of servers managed and serviced (units)		49,153	47,092	4.4		53,536	(8.2)
Number of workstations managed and serviced (millions)		1.85	1.86	(0.5)		1.50	23.3
Systems Integration
Hours billed	(millions)	2.4	9.6	n.a.		2.6	(7.7)
Utilization rate	(%)	82.5	81.3	1.2	p	80.6	1.9	p

Development of business.

In the first quarter of 2010 the Systems Solutions operating segment (T-Systems) secured some strategically significant new deals in the ICT business customer market. As a result, new orders increased by 7.3 percent year-on-year despite the ongoing effects of the general financial and economic crisis. Significant new deals were closed with the German Aerospace Center (DLR), Deutsche Post DHL, Swiss Federal Railways (SBB) and the travel group TUI. All of these contracts have terms of five years or more, with some generating revenue well into the triple-digit millions, thus creating the basis for the coming years. The deals underline T-Systems’ ability to provide ICT services worldwide.

The number of servers managed and serviced decreased further compared with the first quarter of 2009, as a result of the consolidation of systems taken over from customers and of the growing trend toward dynamic computing. By contrast, the number of workstations managed and serviced increased significantly year-on-year, mainly due to new orders. Some Systems Integration customers, on the other hand, had to cancel or postpone projects due to the general economic crisis and for this reason have been slow to place new orders. This resulted in fewer hours billed and a decrease in revenue year-on-year. Systems Integration partially offset this trend by a higher utilization rate.

Development of operations.

	Q1 2010 millions of €	Q1 2009 millions of €	Change millions of €	Change %	FY 2009 millions of €
Total revenue	2,131	2,106	25	1.2	8,798

EBIT (profit (loss) from operations)	18	11	7	63.6	(11)
Special factors affecting EBIT	(29)	(23)	(6)	(26.1)	(240)
Adjusted EBIT	47	34	13	38.2	229
Adjusted EBIT margin (%)	2.2	1.6			2,6

Depreciation, amortization and impairment losses	(150)	(177)	27	15.3	(721)
EBITDA	168	188	(20)	(10.6)	710
Special factors affecting EBITDA	(28)	(23)	(5)	(21.7)	(213)
Adjusted EBITDA	196	211	(15)	(7.1)	923
Adjusted EBITDA margin (%)	9.2	10.0			10,5

Cash capex	(148)	(161)	13	8.1	(681)

Number of employees (average)	47,446	44,449	2,997	6.7	45,328

Total revenue.

Total revenue generated by the Systems Solutions operating segment in the first quarter of 2010 amounted to EUR 2.1 billion, a year-on-year increase of 1.2 percent. The positive development of international business, as a result of several contracts concluded with corporate customers last year, continued in the reporting period, recording a substantial increase of 5.7 percent. Revenue in Germany remained almost unchanged. The new contracts partially offset the decline in domestic revenue caused by the postponement or cancelation of projects and the price trend in IT and telecommunications.

Revenue generated with the Deutsche Telekom Group amounted to EUR 0.6 billion in the first quarter of 2010, a decrease of 1.8 percent year-on-year. T-Systems’ business as a service provider for Deutsche Telekom was impacted by IT cost-cutting projects in the Deutsche Telekom Group. T-Systems standardizes and improves the IT environment for the Group, making a major contribution to the Save for Service program.

Net revenue.

Business with customers outside the Deutsche Telekom Group expanded. The operating segment generated revenue of EUR 1.5 billion, an increase of 2.4 percent compared with the first quarter of 2009. This positive trend is mainly attributable to the Computing & Desktop Services unit, where, as in the public sector, new business with German and international corporate customers resulted in revenue growth.

EBITDA, adjusted EBITDA.

In the first quarter of 2010, the Systems Solutions operating segment generated EBITDA of EUR 0.2 billion, a decrease of 10.6 percent compared with the prior-year period. This is largely attributable to higher costs of goods and services purchased which were incurred in connection with new contracts signed. The increased costs were partially offset by savings under Save for Service, the Company’s comprehensive restructuring and efficiency enhancement program. Adjusted EBITDA totaled EUR 0.2 billion in the reporting period, a decrease of 7.1 percent.

EBIT, adjusted EBIT.

EBIT (profit/loss from operations) increased compared with the first quarter of 2009, mainly as a result of lower depreciation and amortization due to the extension of the economic useful lives of some non-current assets. The adjusted EBIT margin was up from 1.6 percent in the first quarter of 2009 to 2.2 percent in the first quarter of 2010.

Cash capex.

At EUR 0.1 billion, cash capex in the reporting period decreased substantially year-on-year. The fact that the efficiency enhancement measures, such as the increasing standardization of platforms, are taking effect also impact cash capex.

Personnel.

The average headcount in the operating segment increased by 2,997 to 47,446, an increase of 6.7 percent. The average number of employees in Germany fell by 745 or 2.9 percent to 25,078 in the first quarter of 2010 as a result of staff restructuring measures. This decrease is also a result of offshoring at Computing & Desktop Services. Average headcount abroad rose by 3,742, an increase of 20.1 percent, primarily due to the fact that employees were taken over under the terms of large-scale contracts and the increase in offshore activities.

Group Headquarters & Shared Services.

Group Headquarters & Shared Services performs strategic and cross-segment management functions for the Deutsche Telekom Group and is responsible for operating activities that are not directly related to the core business of the operating segments.

In the first quarter of 2010, Vivento, Deutsche Telekom’s personnel service provider, continued to secure additional external employment opportunities for civil servants and employees, predominantly in the public sector, while maintaining its long-term placement management system to support staff restructuring in the Group. In addition, Vivento offers Group employees employment opportunities at Vivento Customer Services GmbH.

The workforce at Vivento totaled around 9,700 employees at March 31, 2010. These included around 4,200 employees who were deployed externally, mainly in the public sector, for example at the Federal Employment Agency. Another 2,700 or so people were employed within the Group, especially in call centers, and around 2,800 employees were placed in Vivento’s operational and strategic units or continued to be managed by Vivento. Vivento took on a total of around 500 employees from the Group in the first three months of the 2010 financial year, while around 400 employees left Vivento in the reporting period to pursue new employment opportunities.

Development of operations.

	Q1 2010 millions of €	Q1 2009 millions of €	Change millions of €	Change %	FY 2009 millions of €
Total revenue	565	618	(53)	(8.6)	2,410

EBIT (loss from operations)	(365)	(309)	(56)	(18.1)	(1,249)

Depreciation, amortization and impairment losses	(188)	(259)	71	27.4	(833)
EBITDA	(177)	(50)	(127)	n.a.	(416)
Special factors affecting EBITDA	(5)	-	(5)	n.a.	(101)
Adjusted EBITDA	(172)	(50)	(122)	n.a.	(315)

Cash capex	(109)	(98)	(11)	(11.2)	(449)

Number of employees (average)	22,070	19,445	2,625	13.5	20,181
Of which: Viventoa	9,700	8,400	1,300	15.5	9,600

a	Number of employees at the reporting date, including Vivento’s own staff and management; figures rounded.

Total revenue.

Total revenue generated at Group Headquarters & Shared Services decreased slightly year-on-year, primarily due to the volume-driven decline in revenues from call center services at Vivento. Additionally, DeTeFleet Services GmbH recorded lower revenues, mainly as a result of lower proceeds from vehicle sales.

EBITDA, adjusted EBITDA.

Adjusted EBITDA at Group Headquarters & Shared Services decreased significantly year-on-year in the first three months of 2010, mainly due to income recorded in the previous year from the reclassification of real estate from assets held for sale to non-current assets. Higher headcount and lower revenue at Vivento also had a negative impact on EBITDA. Special factors in the first quarters of 2010 and 2009 had no material effect.

EBIT.

EBIT (loss from operations) increased by EUR 56 million compared with the prior-year period. The aforementioned negative factors were partially offset by lower depreciation, amortization, and impairment losses.

Personnel.

The average number of employees in the reporting period was 22,070. The increase of 2,625 employees was primarily attributable to the headcount increase at Vivento and staff employed at the units integrated into Group Headquarters & Shared Services as part of the Group-wide realignment of the management structure.

Risks and opportunities.

The risks and opportunities to which Deutsche Telekom is exposed have not changed compared with the disclosures and explanations in the 2009 Annual Report, with the exception of the following significant developments.

Rate ruling by the Federal Network Agency.

The Federal Network Agency and the EU Commission are currently looking into the regulatory treatment of future (broadband) networks and products at different levels. Future regulatory decisions provide opportunities and entail risks that have a significant impact on the decisions on whether or not to invest in optical fiber-based access networks and in broadband roll-out. The Federal Administrative Court’s ruling dated January 27, 2010 lifted the regulatory order on access to multi-functional street cabinets, cable ducts, and dark fiber with legally binding effect insofar as it concerned access to dark fiber. On March 26, 2010, the Federal Network Agency set the rates for access to multi-functional street cabinets and cable ducts at a much lower level than those requested by Deutsche Telekom. The Federal Network Agency may once again require access to be granted to dark fiber with the next regulatory order on ULL (expected in late 2010 or early 2011).

Toll Collect.

Deutsche Telekom AG and Daimler Financial Services AG each hold a 45-percent stake in both the consortium (Toll Collect GbR) and the joint venture company (Toll Collect GmbH) (together Toll Collect), while Cofiroute holds the remaining 10-percent stake in each. On August 2, 2005, the Federal Republic of Germany initiated arbitration proceedings against Deutsche Telekom AG, Daimler Financial Services AG and Toll Collect GbR. The defendants have applied to reject the arbitrator appointed by the Federal Republic on the grounds of bias. The challenge was rejected by the Berlin Administrative court on February 11, 2010. Legal action has been taken against this decision. For further details, please refer to Deutsche Telekom’s 2009 Annual Report.

Lawsuit filed by Vivendi SA (Seattle, United States).

On October 23, 2006, Vivendi filed a lawsuit against Deutsche Telekom AG, T-Mobile USA, Inc., T-Mobile International AG, T-Mobile Deutschland GmbH and others with the U.S. District Court in Seattle, Washington, claiming that the defendants had colluded illegally to cause Vivendi to lose its alleged interest in PTC. The lawsuit is based on the Racketeer Influenced and Corrupt Organizations (RICO) Act. The court dismissed the action on June 5, 2008. Vivendi lodged an appeal and reduced its compensation claim from around USD 7.5 billion to around USD 2.5 billion. On November 2, 2009, the court of appeal dismissed the appeal, too. The ruling is now legally effective, blocking Vivendi from lodging an appeal with the U.S. Supreme Court.

National crisis in Greece.

The rescue package currently being put together by the EU reduces the risk of insolvency for Greece but also involves tough measures in terms of fiscal policy and government spending. Past experience has shown that the telecommunications industry is mid-field when it comes to the time lag and sensitivity to economic crises. The possibility cannot be ruled out, therefore, that the changes in consumer behavior that accompany such steps by the state may impact the demand for telecommunications services and thus result in revenue losses at OTE. In addition, the company may incur increased expenditures due to the tax reform. The ratings and CDS level of OTE’s core banks have deteriorated significantly. This in turn increases the default risk for the remaining investments with Greek banks.

For additional explanations regarding the risk and opportunity situation, please refer to the other risks and opportunities identified in the management report effective December 31, 2009, and the Annual Report on Form 20-F. Readers are also referred to the Disclaimer at the end of this report.

Events after the reporting period (March 31, 2010).

Merger of T-Mobile UK and Orange UK completed.

On April 1, 2010, as announced on September 8, 2009 and having received all necessary approvals, Deutsche Telekom and France Télécom announced the successful completion of their merger and the establishment of the new joint venture in the United Kingdom.

Merger of the Europe and Southern and Eastern Europe operating segments effective April 1, 2010.

The Europe and Southern and Eastern Europe operating segments were merged effective April 1, 2010. The newly formed operating segment, headed by Guido Kerkhoff, is referred to as Europe.

Purchase of the remaining shares in Firstgate (ClickandBuy).

Deutsche Telekom acquired the remaining shares in the Internet payment service provider Firstgate with economic effect as of April 1, 2010.

Frequency auction by the Federal Network Agency.

Since April 12, 2010, the Federal Network Agency has been auctioning spectrum in the 800 MHz, 1.8 GHz, 2 GHz, and 2.6 GHz bands for wireless network access for offering telecommunications services. T-Mobile Deutschland GmbH and three other companies have been authorized to participate in the auction.

Deutsche Telekom plans to delist from the New York and Tokyo stock exchanges.

Deutsche Telekom is planning to delist its American Depositary Shares (ADS) from the New York Stock Exchange (NYSE) and its shares from the Tokyo Stock Exchange. The company will also deregister and therefore discontinue its reporting obligations to the U.S. Securities and Exchange Commission. The Board of Management took the decision at its meeting on April 20, 2010.

Tax law amendments passed in Greece.

The Greek government passed amendments to tax law at the end of April. Among other consequences, these amendments may also have an effect on corporate taxation, thus possibly increasing the tax burden for the Group.

Collaboration agreed between Deutsche Telekom and ABB.

In future, Deutsche Telekom and ABB will be working together on the energy supply market. T-Systems, the Company’s corporate customer arm, and the Swiss-based power and automation technologies group will jointly develop solutions for intelligent power networks from 2010.

Chief Technology and Innovation Officer (CTIO) appointed.

At its meeting on May 2, 2010, the Supervisory Board appointed Edward Kozel as a new member of Deutsche Telekom’s Board of Management effective May 3, 2010. As Board member and Chief Technology and Innovation Officer (CTIO) he will take over the responsibilities of Hamid Akhavan, who left Deutsche Telekom in February of this year, with the exception of the mobile communications subsidiaries in the United Kingdom, the Netherlands, Austria, Poland and the Czech Republic, for which Guido Kerkhoff has been responsible since April 1, 2010. The title CTIO and the corresponding name of his board department emphasize the importance of innovation and technology for implementing the Fix – Transform – Innovate strategy.

Development of revenue and profits.1

The statements in this section reflect the current views of Deutsche Telekom’s management. Expectations of business developments are based on the opportunities and risks that arise as the year progresses as a result of the conditions on the market and the competitive environment. For more information on existing opportunities and risks, please also refer to the disclosures in the Annual Report as of December 31, 2009. For additional information and recent changes in the economic situation, please refer to the section “The economic environment” in this interim Group management report.

Expectations for the Group.

Deutsche Telekom will focus its investment activities in 2010 and 2011 on safeguarding its competitiveness and future viability, particularly in its home market, Germany. At the same time, the aim is to have a stable rating in order to have unrestricted access to the debt capital market. The Board of Management and Supervisory Board of Deutsche Telekom decided to pursue a shareholder remuneration policy for the 2010 through 2012 financial years consisting of the payment of an annual dividend of at least EUR 0.70 per share and the buy-back of shares with the remaining amount up to an unchanged total shareholder remuneration of around EUR 3.4 billion. 2

Deutsche Telekom currently maintains its guidance for the Group as communicated. Excluding the effects of the joint venture between T-Mobile UK and Orange UK, Deutsche Telekom expects its capital expenditure to increase slightly year-on-year in 2010 to around EUR 9.1 billion (excluding any spectrum investment), which will strengthen the Group’s position in its core markets. Adjusted for the effects of the joint venture, Deutsche Telekom aims to generate adjusted EBITDA of approximately EUR 20 billion and free cash flow of around EUR 6.2 billion in the 2010 financial year.

The assets and liabilities of T-Mobile UK will no longer be shown in the consolidated statement of financial position from April 1, 2010 following the establishment of the joint venture in the United Kingdom. Equally, T-Mobile UK’s income statement will no longer be included in the consolidated income statement from the same date. Instead, the joint venture will be included in the consolidated statement of financial position under investments accounted for using the equity method and the joint venture’s profit/loss will be reported in the consolidated income statement under profit/loss from financial activities.

These changes affect the aforementioned forecast figures. Deutsche Telekom’s capital expenditure will decrease by around EUR 0.1 billion and adjusted EBITDA by EUR 0.4 to 0.5 billion. Taking into account the agreed advance dividend from the joint venture, Deutsche Telekom does not expect to see any impact on free cash flow. In 2011, Deutsche Telekom expects sustained high adjusted EBITDA and free cash flow.

Deutsche Telekom intends to continue to realize international economies of scale and synergies through appropriate acquisitions in its footprint markets and through joint ventures. There are, however, no plans for major acquisitions or expansion into emerging markets.

As of March 31, 2010, Deutsche Telekom had a comfortable liquidity reserve of EUR 19.1 billion, consisting of credit lines and short-term financial assets. By the end of April 2010, Deutsche Telekom had issued notes in a total amount of nominal EUR 1.3 billion in the debt capital market. Deutsche Telekom’s issuances regularly meet with keen interest from investors. Depending on the market environment, Deutsche Telekom will again take advantage of favorable conditions for issuances during 2010.

1
The forecasts for the development of revenue and profits contain forward-looking statements that reflect management’s current views with respect to future events. Words such as “assume,” “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could,” “plan,” “project,” “should,” “want” and similar expressions identify forward-looking statements. These forward-looking statements include statements on the expected development of net revenue, adjusted EBITDA, capital expenditure and free cash flow until 2011. Such statements are subject to risks and uncertainties, such as an economic downturn in Europe or North America, changes in exchange and interest rates, the outcome of disputes in which Deutsche Telekom is involved, and competitive and regulatory developments. Some uncertainties or other imponderabilities that might influence Deutsche Telekom’s ability to achieve its objectives, are described in the “Risk and opportunities management” section in the management report and in the “Forward Looking Statements” and “Risk Factors” sections in the Annual Report on Form 20-F and the disclaimer at the end of the Annual Report as well as in the section “Risks and opportunities” of this Interim Group Report. Should these or other uncertainties and imponderabilities materialize or the assumptions underlying any of these statements prove incorrect, the actual results may be materially different from those expressed or implied by such statements. We do not guarantee that our forward-looking statements will prove correct. The forward-looking statements presented here are based on the current structure of the Group, without regard to significant acquisitions, dispositions, business combinations or joint ventures Deutsche Telekom may choose to undertake. These statements are made with respect to conditions as of the date of this document’s publication. Without prejudice to existing obligations under capital market law, we do not intend or assume any obligation to update forward-looking statements.

2
This policy is subject to the requisite unappropriated net income being posted in the single-entity financial statements of Deutsche Telekom AG for the financial year in question and the ability to establish the necessary reserves for the share buy-back. It is also contingent upon the executive bodies adopting resolutions to this effect taking account of the Company’s situation at the time.

Germany.

Deutsche Telekom will be able to reduce the number of line losses in its traditional fixed-network business, even though market share in the traditional line business will continue to be lost to competition in the future. As growth in the broadband market slows, Deutsche Telekom will continue to record a high percentage of net additions. An important objective will also be to develop the mass market with Entertain products. The operating segment expects the growth of recent periods to continue.

In the mobile communications market, Deutsche Telekom will be able to maintain its market position in a highly competitive environment. Mobile Internet will be one of the principal growth drivers. Strong growth is expected to continue in 2010, due in part to the sale of smartphones. With an intelligent handset portfolio, attractive rate plans and innovative applications, Deutsche Telekom will further develop the consumer and business customer markets through data services for cell phones and laptops.

In the Germany operating segment, Deutsche Telekom expects the decline in revenue to decelerate and adjusted EBITDA to further stabilize in 2010 and 2011.

Capital expenditure in Germany will focus on growth and innovation, particularly the further integrated and value-enhanced broadband expansion in fixed-network and mobile communications as well as quality and service initiatives. Deutsche Telekom continues to expect to acquire sufficient spectrum at the auction to be able to maintain its leadership in terms of network quality.

United States.

In 2010, T-Mobile USA is focusing on attracting and retaining a loyal customer base with a particular emphasis on efforts to reduce churn. Results are expected to be positively impacted primarily by growth in non-voice services and a continued focus on cost saving initiatives, offset by market driven declines in voice revenues per customer and net losses of branded customers. Revenue and adjusted EBITDA in local currency are expected to be slightly lower in 2010 in an increasingly mature U.S. market. For 2011, T-Mobile USA expects positive developments in revenues and adjusted EBITDA. While the level of the U.S. dollar currently has a positive impact on revenue and EBITDA, the competitive pressure remains unchanged. The effect on revenue and adjusted EBITDA could be significant. Additionally, the United States operating segment is continuing to focus on the enhancement of network quality and coverage, and in particular the continued expansion and upgrade of the 3G mobile communications networks.

Europe.

In the Europe operating segment, Deutsche Telekom will continue to concentrate its efforts on the market-oriented roll-out of the mobile Internet, offering innovative data and content services, as well as on new intelligent mobile handsets at attractive prices. Capital expenditure will be focused on the continued roll-out of UMTS networks with higher transmission rates, the launch of HSPA+ (High-Speed Packet Access) and the improvement of the GSM networks. In addition, Deutsche Telekom will maintain its commitment to developing the next generation of mobile networks.

Deutsche Telekom expects revenue and adjusted EBITDA in the Europe operating segment to increase again slightly in 2011, after a challenging financial year in 2010, provided the composition of the Group remains unchanged. The consolidated group of the Europe operating segment, however, changed as a result of the deconsolidation of T-Mobile UK as of April 1, 2010. This will reduce the segment’s revenue and adjusted EBITDA in 2010 compared with the prior year.

Deutsche Telekom is facing a continued challenging macroeconomic situation and ongoing intense competition in the Europe operating segment. In addition, regulatory measures and exchange rate fluctuations may have a negative effect on revenue and earnings in individual countries when translated to euros. Cost-cutting initiatives are scheduled to partially offset this effect.

Southern and Eastern Europe.

The acquisition of a stake in OTE has given Deutsche Telekom a foothold in additional Southern and Eastern European markets. On a like-for-like basis, Deutsche Telekom expects revenue and adjusted EBITDA in the Southern and Eastern Europe operating segment to decrease slightly compared with the 2009 financial year until 2011, in particular due to the continuing difficult macroeconomic situation and ongoing intense competition. The slight decline in adjusted EBITDA on a like-for-like basis that will continue until 2011 will be partially offset by Group-wide strategic initiatives and cost-cutting measures. In particular regulatory measures, legal changes and exchange rate fluctuations in the individual countries as well as the recently imposed or increased mobile communications taxes may have an additional adverse effect.

Capital expenditures in Southern and Eastern Europe will focus on the network infrastructure to expand broadband coverage and further build out the 3G network and TV infrastructure (satellite and IP). Further investments are planned to improve and refine customer service and raise process efficiency.

Systems Solutions.

T-Systems focuses on the growing ICT services market where it provides solutions for corporate customers. Large-scale deals with renowned industry giants such as Philips, BP, Arivia, and TUI as well as new solutions for connected working environments are indicative of the revenue trends in the coming years. It nevertheless remains to be seen how the business of T-Systems’ customers will develop in the wake of the global financial and economic crisis.

The roll-out of new solutions for the connected working environment and new and existing cost-cutting measures are already taking effect and will be continued. Revenue and adjusted EBITDA are expected to improve slightly in this operating segment until 2011 in view of the measures described.

Group Headquarters & Shared Services.

Adjusted EBITDA at Group Headquarters & Shared Services is largely influenced by expenditure at Group Headquarters and staff restructuring activities at Vivento. Measures taken to improve and centralize functions in connection with the realignment of the management structure will enhance efficiency on a Group-wide basis, but will have a negative impact on adjusted EBITDA at Group Headquarters & Shared Services. Key goals within centralized functions include cost management and increasing efficiency.

Interim consolidated financial statements.

Consolidated statement of financial position.

	Mar. 31, 2010 millions of €	Dec. 31, 2009 millions of €	Change millions of €	Change %	Mar. 31, 2009 millions of €
Assets
Current assets	24,616	23,012	1,604	7.0	18,741
Cash and cash equivalents	5,553	5,022	531	10.6	4,113
Trade and other receivables	6,832	6,757	75	1.1	8,139
Current recoverable income taxes	253	144	109	75.7	177
Other financial assets	1,758	2,001	(243)	(12.1)	1,809
Inventories	1,213	1,174	39	3.3	1,543
Non-current assets and disposal groups held for sale	6,776	6,527	249	3.8	530
Other assets	2,231	1,387	844	60.9	2,430
Non-current assets	106,187	104,762	1,425	1.4	115,023
Intangible assets	53,413	51,705	1,708	3.3	57,808
Property, plant and equipment	45,361	45,468	(107)	(0.2)	48,231
Investments accounted for using the equity method	152	147	5	3.4	146
Other financial assets	1,621	1,739	(118)	(6.8)	2,078
Deferred tax assets	5,194	5,162	32	0.6	6,150
Other assets	446	541	(95)	(17.6)	610
Total assets	130,803	127,774	3,029	2.4	133,764

Liabilities and shareholders’ equity
Current liabilities	25,691	24,794	897	3.6	25,279
Financial liabilities	9,960	9,391	569	6.1	9,827
Trade and other payables	5,856	6,304	(448)	(7.1)	7,155
Income tax liabilities	635	511	124	24.3	469
Other provisions	3,455	3,369	86	2.6	3,491
Liabilities directly associated with non-current assets and disposal groups held for sale	1,456	1,423	33	2.3	22
Other liabilities	4,329	3,796	533	14.0	4,315
Non-current liabilities	60,833	61,043	(210)	(0.3)	63,327
Financial liabilities	40,980	41,800	(820)	(2.0)	43,285
Provisions for pensions and other employee benefits	6,371	6,179	192	3.1	5,831
Other provisions	2,050	2,161	(111)	(5.1)	2,855
Deferred tax liabilities	7,636	7,153	483	6.8	7,893
Other liabilities	3,796	3,750	46	1.2	3,463
Liabilities	86,524	85,837	687	0.8	88,606

Shareholders’ equity	44,279	41,937	2,342	5.6	45,158
Issued capital	11,165	11,165	-	-	11,165
Capital reserves	51,531	51,530	1	0.0	51,526
Retained earnings including carryforwards	(20,710)	(20,951)	241	1.2	(17,255)
Total other comprehensive income	(2,058)	(3,576)	1,518	42.4	(5,232)
Total other comprehensive income directly associated with non-current assets and disposal groups held for sale	(2,151)	(2,162)	11	0.5	-
Net profit (loss)	767	353	414	n.a.	(1,124)
Treasury shares	(5)	(5)	-	-	(5)
Issued capital and reserves attributable to owners of the parent	38,539	36,354	2,185	6.0	39,075
Non-controlling interests	5,740	5,583	157	2.8	6,083
Total liabilities and shareholders’ equity	130,803	127,774	3,029	2.4	133,764

Consolidated income statement.

	Q1 2010 millions of €	Q1 2009 millions of €	Change millions of €	Change %	FY 2009 millions of €
Net revenue	15,812	15,902	(90)	(0.6)	64,602
Cost of sales	(9,025)	(8,906)	(119)	(1.3)	(36,259)
Gross profit	6,787	6,996	(209)	(3.0)	28,343
Selling expenses	(3,655)	(3,996)	341	8.5	(15,863)
General and administrative expenses	(1,222)	(1,136)	(86)	(7.6)	(4,653)
Other operating income	307	387	(80)	(20.7)	1,504
Other operating expenses	(188)	(2,007)	1,819	90.6	(3,319)
Profit from operations	2,029	244	1,785	n.a.	6,012
Finance costs	(597)	(632)	35	5.5	(2,555)
Interest income	140	100	40	40.0	341
Interest expense	(737)	(732)	(5)	(0.7)	(2,896)
Share of profit (loss) of associates and joint ventures accounted for using the equity method	3	5	(2)	(40.0)	24
Other financial income (expense)	(121)	(115)	(6)	(5.2)	(826)
Profit (loss) from financial activities	(715)	(742)	27	3.6	(3,357)
Profit (loss) before income taxes	1,314	(498)	1,812	n.a.	2,655
Income taxes	(449)	(426)	(23)	(5.4)	(1,782)
Profit (loss)	865	(924)	1,789	n.a.	873

Profit (loss) attributable to	865	(924)	1,789	n.a.	873
Owners of the parent (net profit (loss))	767	(1,124)	1,891	n.a.	353
Non-controlling interests	98	200	(102)	(51.0)	520

Earnings per share.

		Q1 2010	Q1 2009	Change	Change %	FY 2009
Earnings per share
Basic/diluted	(€)	0.18	(0.26)	0.44	n.a.	0.08

Consolidated statement of comprehensive income.

	Q1 2010 millions of €	Q1 2009 millions of €	Change millions of €	FY 2009 millions of €
Profit (loss)	865	(924)	1,789	873
Actuarial gains and losses on defined benefit pension plans	(190)	0	(190)	(461)
Revaluation due to business combinations	0	(33)	33	(38)
Exchange differences on translating foreign operations	1,628	172	1,456	(211)
Available-for-sale financial assets
Recognition of other comprehensive income in income statement	0	0	-	0
Change in other comprehensive income (not recognized in income statement)	(6)	(3)	(3)	(4)
Fair value measurement of hedging instruments
Recognition of other comprehensive income in income statement	(1)	61	(62)	8
Change in other comprehensive income (not recognized in income statement)	(7)	(75)	68	(56)
Other income and expense recognized directly in equity	0	11	(11)	11
Income taxes relating to components of other comprehensive income	65	3	62	138
Other comprehensive income	1,489	136	1,353	(613)
Total comprehensive income	2,354	(788)	3,142	260

Total comprehensive income attributable to	2,354	(788)	3,142	260
Owners of the parent	2,184	(922)	3,106	(261)
Non-controlling interests	170	134	36	521

Consolidated statement of changes in equity.

	Issued capital and reserves attributable to owners of the parent
	Equity contributed		Consolidated shareholders' equity generated		Total other comprehensive income
	Issued capital	Capital reserves	Retained earnings incl. carryforwards	Net profit (loss)	Translation of foreign operations	Revaluation surplus	Available-for-sale financial assets
	millions of €	millions of €	millions of €	millions of €	millions of €	millions of €	millions of €
Balance at January 1, 2009	11,165	51,526	(18,761)	1,483	(6,356)	202	3
Changes in the composition of the Group
Unappropriated profit (loss) carried forward			1,483	(1,483)
Dividends
Profit (loss)				(1,124)
Other comprehensive income					237	(33)	(2)
Transfer to retained earnings			23			(23)
Balance at March 31, 2009	11,165	51,526	(17,255)	(1,124)	(6,119)	146	1

Balance at January 1, 2010	11,165	51,530	(20,951)	353	(6,577)	118	(3)
Changes in the composition of the Group
Unappropriated profit (loss) carried forward			353	(353)
Dividends
Proceeds from the exercise of stock options		1
Profit (loss)				767
Other comprehensive income			(131)		1,555		(3)
Transfer to retained earnings			19			(19)
Balance at March 31, 2010	11,165	51,531	(20,710)	767	(5,022)	99	(6)

					Total	Non- controlling interests	Total shareholders’ equity
	Total other comprehensive income			Treasury shares
	Cash flow hedges	Other comprehen-sive income	Taxes
	millions of €	millions of €	millions of €	millions of €	millions of €	millions of €	millions of €
Balance at January 1, 2009	1,085	(11)	(334)	(5)	39,997	3,115	43,112
Changes in the composition of the Group					0	2,907	2,907
Unappropriated profit (loss) carried forward					0		0
Dividends					0	(73)	(73)
Profit (loss)					(1,124)	200	(924)
Other comprehensive income	(14)	11	3		202	(66)	136
Transfer to retained earnings					0		0
Balance at March 31, 2009	1,071	0	(331)	(5)	39,075	6,083	45,158

Balance at January 1, 2010	1,037	0	(313)	(5)	36,354	5,583	41,937
Changes in the composition of the Group					0	(13)	(13)
Unappropriated profit (loss) carried forward					0		0
Dividends					0		0
Proceeds from the exercise of stock options					1		1
Profit (loss)					767	98	865
Other comprehensive income	(8)		4		1,417	72	1,489
Transfer to retained earnings					0	0	0
Balance at March 31, 2010	1,029	0	(309)	(5)	38,539	5,740	44,279

Consolidated statement of cash flows.

	Q1 2010 millions of €	Q1 2009 millions of €	FY 2009 millions of €
Profit (loss)	865	(924)	873
Depreciation, amortization and impairment losses	2,661	4,698	13,894
Income tax expense (benefit)	449	426	1,782
Interest income and interest expenses	597	632	2,555
Other financial (income) expense	121	115	826
Share of (profit) loss of associates and joint ventures accounted for using the equity method	(3)	(5)	(24)
(Profit) loss on the disposal of fully consolidated subsidiaries	-	(17)	(26)
Other non-cash transactions	82	(83)	(230)
(Gain) loss from the disposal of intangible assets and property, plant and equipment	20	18	51
Change in assets carried as working capital	(629)	(292)	1,936
Change in provisions	(13)	(377)	(891)
Change in other liabilities carried as working capital	(15)	(472)	(1,818)
Income taxes received (paid)	(245)	(288)	(928)
Dividends received	1	0	29
Net payments from entering into or canceling interest rate swaps	27	165	242
Cash generated from operations	3,918	3,596	18,271
Interest paid	(888)	(1,001)	(3,456)
Interest received	241	371	980
Net cash from operating activities	3,271	2,966	15,795
Cash outflows for investments in
Intangible assets	(280)	(283)	(1,598)
Property, plant and equipment	(1,654)	(2,328)	(7,604)
Non-current financial assets	(73)	(80)	(176)
Investments in fully consolidated subsidiaries and business units	(283)	0	(1,007)
Proceeds from disposal of
Intangible assets	1	2	7
Property, plant and equipment	101	59	369
Non-current financial assets	16	18	99
Investments in fully consolidated subsidiaries and business units	3	28	116
Net change in short-term investments and marketable securities and receivables	374	(390)	(320)
Net change in cash and cash equivalents due to the first-time full consolidation of OTE	-	1,558	1,558
Other	2	(93)	(93)
Net cash used in investing activities	(1,793)	(1,509)	(8,649)
Proceeds from issue of current financial liabilities	247	310	3,318
Repayment of current financial liabilities	(1,777)	(2,735)	(9,314)
Proceeds from issue of non-current financial liabilities	755	2,236	5,379
Repayment of non-current financial liabilities	(88)	(95)	(93)
Dividend payments	(1)	(72)	(4,287)
Proceeds from the exercise of stock options	0	0	2
Repayment of lease liabilities	(35)	(31)	(128)
Net cash used in financing activities	(899)	(387)	(5,123)
Effect of exchange rate changes on cash and cash equivalents	52	17	58
Changes in cash and cash equivalents associated with assets and disposal groups held for sale	(100)	-	(85)
Net increase (decrease) in cash and cash equivalents	531	1,087	1,996
Cash and cash equivalents, at the beginning of the period	5,022	3,026	3,026
Cash and cash equivalents, at the end of the period	5,553	4,113	5,022

Selected explanatory notes.

Accounting policies.

In accordance with § 37x (3) of the Securities Trading Act (Wertpapierhandelsgesetz - WpHG), Deutsche Telekom AG’s quarterly financial report comprises interim consolidated financial statements and an interim management report for the Group. The interim consolidated financial statements were prepared in accordance with the International Financial Reporting Standards (IFRSs) applicable to interim financial reporting as adopted by the EU. The interim management report for the Group was prepared in accordance with the applicable provisions of the WpHG.

Statement of compliance.

The interim consolidated financial statements for the period ended March 31, 2010 are in compliance with International Accounting Standard (IAS) 34. As permitted by IAS 34, it has been decided to publish a condensed version compared to the consolidated financial statements at December 31, 2009. All IFRSs issued by the International Accounting Standards Board (IASB), effective at the time of preparing this Interim Report and applied by Deutsche Telekom, have been adopted for use in the EU by the European Commission. As such, this Interim Group Report is also in compliance with the IFRSs as published by the IASB.

In the opinion of the Board of Management, the reviewed quarterly financial report includes all standard adjustments to be applied on an ongoing basis that are required to give a true and fair view of the results of operations, financial position and cash flows of the Group. Please refer to the notes to the consolidated financial statements as of December 31, 2009 for the accounting policies applied for the Group’s financial reporting.

Initial application of standards, interpretations and amendments to standards and interpretations in the reporting period.

In January 2008, the IASB issued the revised standards IFRS 3 “Business Combinations” and IAS 27 “Consolidated and Separate Financial Statements.” The standards are the result of the second phase of the project undertaken jointly with the Financial Accounting Standards Board (FASB) to reform the accounting for business combinations. The revised IFRS 3 and IAS 27 were endorsed by the European Union in June 2009. Deutsche Telekom has applied the revised standards prospectively since January 1, 2010 to transactions and business combinations. The figures for prior-year periods have not been adjusted.

The main changes that the revised IFRS 3 will make to the existing requirements are described below:

▪
The revised IFRS 3 gives the option of measuring non-controlling interests either at fair value or at the proportionate share of the net identifiable assets. This option can be exercised for each business combination individually.

▪
In a business combination achieved in stages, the acquirer shall remeasure its previously held equity interest in the acquiree at the date the acquirer obtains control. Goodwill shall then be determined as the difference between the remeasured carrying amount plus consideration transferred for the acquisition of the new shares, minus net assets acquired.

▪
Contingent consideration shall be measured at fair value at the acquisition date and classified either as equity, or as asset or liability at the acquisition date. Agreed contingent consideration shall be recognized subsequently in accordance with the classification determined at the acquisition date.

▪	Acquisition-related costs incurred in connection with business combinations shall be recognized as expenses.

▪	For changes in contingent considerations classified as liabilities at the acquisition date, goodwill cannot be remeasured subsequently.

▪	According to the revised IFRS 3, effects from the settlement of relationships existing prior to the business combination shall not be part of the exchange for the acquiree.

▪
In contrast to the previous version of IFRS 3, the revised standard governs the recognition and measurement of rights that were granted to another entity prior to the business combination and which are now reacquired as part of the business combination (reacquired rights).

The main changes that the revised IAS 27 will make to the existing requirements are described below:

▪	Changes in a parent’s ownership interest in a subsidiary that do not result in the loss of control shall only be accounted for within equity.

▪
If a parent loses control of a subsidiary, it shall derecognize the consolidated assets and liabilities. The new requirement is that any investment retained in the former subsidiary shall be recognized at fair value at the date when control is lost; any differences resulting from this shall be recognized in profit or loss.

▪
When losses attributed to the non-controlling interests exceed the non-controlling interests in the subsidiary’s equity, these losses shall be allocated to the non-controlling interests even if this results in a deficit balance.

In July 2008, the IASB issued an amendment to IAS 39 “Financial Instruments: Recognition and Measurement.” The European Union endorsed the amendment to IAS 39 in September 2009. The amendment on eligible hedged items specifies that an entity may designate an option as a hedge of changes in the cash flows or fair value of a hedged item above or below a specified price or other variable. Deutsche Telekom has applied the amendment to IAS 39 since January 1, 2010. The provisions are to be applied retrospectively. The amendment did not have a material impact on the presentation of Deutsche Telekom’s results of operations, financial position or cash flows.

In November 2008, the IFRIC issued IFRIC 17 “Distribution of Non-Cash Assets to Owners.” The European Union endorsed IFRIC 17 in November 2009. The interpretation provides guidance on the recognition and measurement of liabilities arising from dividends paid in the form of assets other than cash (e.g., property, plant and equipment) and clarifies how any difference between the carrying amount of the assets distributed and the fair value of the dividend paid should be accounted for. Deutsche Telekom has applied IFRIC 17 since January 1, 2010. The adoption of IFRIC 17 did not have a material impact on the presentation of Deutsche Telekom’s results of operations, financial position or cash flows.

In April 2009, the IASB issued “Improvements to IFRSs” – a collection of necessary, but non-urgent, amendments to existing IFRSs. This is the second pronouncement published as part of the Annual Improvements Project and contains amendments to twelve existing standards and interpretations. The European Union endorsed the amendments in March 2010. Deutsche Telekom has applied the amendments since January 1, 2010. The amendments did not have a material impact on the presentation of Deutsche Telekom’s results of operations, financial position or cash flows.

In June 2009, the IASB issued amendments to IFRS 2 “Share-based Payment.” The European Union endorsed these amendments in March 2010. These amendments clarify the accounting for group-settled share-based payment transactions. In these arrangements, the subsidiary receives goods or services from employees or suppliers, but its parent or another entity in the group must pay those suppliers. An entity that receives goods or services in a share-based payment arrangement must account for those goods or services no matter which entity in the group settles the transaction, and no matter whether the transaction is settled in shares or cash. The IASB additionally clarified that in IFRS 2 a ‘group’ has the same meaning as in IAS 27 “Consolidated and Separate Financial Statements.” The amendments to IFRS 2 also incorporate guidance previously included in IFRIC 8 “Scope of IFRS 2” and IFRIC 11 “IFRS 2 – Group and Treasury Share Transactions.” As a result, the IASB has withdrawn IFRIC 8 and IFRIC 11. Deutsche Telekom has applied the amendment to IFRS 2 since January 1, 2010. The amendments did not have a material impact on the presentation of Deutsche Telekom’s results of operations, financial position or cash flows.

Business combinations.

The acquisition of STRATO.

On November 19, 2009, Deutsche Telekom signed an agreement with Freenet AG to take over 100 percent of the shares in the Web hosting provider STRATO AG and STRATO Rechenzentrum AG (hereinafter referred to as STRATO). Deutsche Telekom obtained control of STRATO as of January 1, 2010.

The STRATO group, the second largest Web hosting provider in Germany and Europe, has a high level of expertise and technological skills in this market. In addition to its German core market, the STRATO group also operates in Spain, the Netherlands, France, the United Kingdom and Italy.

The business combination with STRATO resulted in the recognition of goodwill of EUR 184 million, determined on the basis of a preliminary purchase price allocation as follows:

millions of €
Purchase price paid for 100 % of the shares	291
Fair value of assets and liabilities	(152)
Deferred tax liabilities	45
Goodwill	184

This goodwill primarily arises from synergies the combination of the entities is expected to generate.

The fair values of STRATO’s acquired assets, liabilities and contingent liabilities recognized at the acquisition date and their carrying amounts immediately prior to the business combination are presented in the following table:

	Fair value at the acquisition date millions of €	Carrying amounts immediately prior to the business combination millions of €
Assets	397	73
Current assets	54	54
Cash and cash equivalents	25	25
Trade and other receivables	3	3
Other assets	26	26

Non-current assets	343	19
Intangible assets	324	1
Of which: goodwill	184	0
Property, plant and equipment	14	14
Other assets	5	4

Liabilities	106	66
Current liabilities	60	64
Trade and other payables	37	37
Other liabilities	23	27

Non-current liabilities	46	2
Deferred tax liabilities	45	0
Other liabilities	1	2

The fair values of the assets, liabilities and contingent liabilities were determined on the basis of observable market prices. If it was not possible to identify market prices, income-oriented approaches or cost-oriented procedures were used to measure the acquired assets and liabilities.

Net revenue increased by EUR 22 million as a result of the acquisition of STRATO. Net profit for the current period includes a net profit at STRATO of EUR 2 million.

Acquisition of a stake in Firstgate (ClickandBuy).

On March 23, 2010, Deutsche Telekom signed an agreement with the current shareholders for the acquisition of the remaining shares in the Internet payment service provider Firstgate. Deutsche Telekom obtained control of the entity as of April 1, 2010 and, as a result, fully consolidated it for the first time as of that date. Via its venture capital company, T-Venture, Deutsche Telekom has held 20.2 percent of the shares in Firstgate, best known for the ClickandBuy brand, since 2006. The purchase price for the remaining 79.8 percent of the shares in Firstgate is expected to be EUR 87 million.

Changes in the composition of the Group.

Deutsche Telekom acquired and disposed of entities in the current and prior financial year. This imposes certain limits on the comparability of the interim consolidated financial statements and the disclosures under segment reporting. This primarily relates to OTE, which was fully consolidated in the Southern and Eastern Europe operating segment for the first time as of February 6, 2009. STRATO was fully consolidated in the Germany operating segment as of January 1, 2010. The following table shows the effect of changes in the composition of the Group on the consolidated income statement and segment reporting for the first quarter of 2010.

	Germany millions of €	United States millions of €	Europe millions of €	Southern and Eastern Europe millions of €	Systems Solutions millions of €	Group Headquarters & Shared Services millions of €	Reconciliation millions of €	Total millions of €
Net revenue	22	-	-	493	-	-	(2)	513
Cost of sales	(8)	-	-	(300)	-	-	2	(306)
Gross profit (loss)	14	-	-	193	-	-	0	207
Selling expenses	(6)	-	-	(105)	-	-	-	(111)
General and administrative expenses	(6)	-	-	(39)	-	-	-	(45)
Other operating income	-	-	-	8	-	-	-	8
Other operating expenses	-	-	-	(7)	-	-	-	(7)
Profit (loss) from operations	2	-	-	50	-	-	-	52
Finance costs	-	-	-	(24)	-	-	-	(24)
Share of profit (loss) of associates and joint ventures accounted for using the equity method	-	-	-	-	-	-	-	-
Other financial income (expense)	-	-	-	-	-	-	(4)	(4)
Profit (loss) from financial activities	-	-	-	(24)	-	-	(4)	(28)
Profit (loss) before income taxes	2	-	-	26	-	-	(4)	24
Income taxes	-	-	-	(11)	-	-	1	(10)
Profit (loss)	2	-	-	15	-	-	(3)	14

Selected notes to the consolidated statement of financial position.

Cash and cash equivalents.

Cash and cash equivalents increased from EUR 5.0 billion to EUR 5.6 billion as of March 31, 2010.

Detailed information can be found in the consolidated statement of cash flows.

Non-current assets and disposal groups held for sale.

As of March 31, 2010, current assets recognized in the consolidated statement of financial position included EUR 6.8 billion in non-current assets and disposal groups held for sale as well as directly associated liabilities of EUR 1.5 billion. The following table sets out the major classes of assets and liabilities classified as held for sale:

Major classes of assets and liabilities classified as held for sale.

	T-Mobile UK Europe operating segment millions of €	Other millions of €	Mar. 31, 2010 millions of €
Current assets	667	-	667
Trade and other receivables	280	-	280
Other current assets	387	-	387
Non-current assets	6,022	87	6,109
Intangible assets	3,833	-	3,833
Property, plant and equipment	1,664	86	1,750
Other non-current assets	525	1	526
Non-current assets and disposal groups held for sale	6,689	87	6,776

Current liabilities	761	-	761
Trade and other payables	501	-	501
Other current liabilities	260	-	260
Non-current liabilities	695	-	695
Liabilities directly associated with non-current assets and disposal groups held for sale	1,456	-	1,456

T-Mobile UK.
On November 5, 2009, Deutsche Telekom AG and France Télécom S.A. signed an agreement on the combination of T-Mobile UK and Orange UK in a joint venture in which the two companies will hold 50 percent each. After completion of the transaction, Deutsche Telekom AG will account for its share in the joint venture using the equity method. In addition to the assets and liabilities shown in the table above, EUR -2.2 billion (translation of foreign operations) of the total other comprehensive income reported as of March 31, 2010 is attributable to T-Mobile UK. This amount recognized as other comprehensive income directly in equity reflects the cumulative effects from the currency translation of assets and liabilities at T-Mobile UK since acquisition. At the date of disposal of the assets and liabilities and the first-time recognition of T-Mobile UK as an investment accounted for using the equity method at the same point in time, the amount is recognized in profit or loss. The transaction received the approval of the competition authorities on March 1, 2010, and was subsequently closed – and the joint venture established – effective April 1, 2010.

Intangible assets and property, plant and equipment.

	Mar. 31, 2010 millions of €	Dec. 31, 2009 millions of €	Change millions of €	Change %	Mar. 31, 2009 millions of €
Intangible assets	53,413	51,705	1,708	3.3	57,808
Of which: UMTS licenses	6,505	6,637	(132)	(2.0)	10,109
Of which: U.S. mobile communications licenses	18,306	17,115	1,191	7.0	18,491
Of which: goodwill	20,952	20,334	618	3.0	21,216
Property, plant and equipment	45,361	45,468	(107)	(0.2)	48,231

The increase of 3.3 percent in the carrying amount of intangible assets as of March 31, 2010 is largely attributable to exchange rate effects totaling EUR 1.8 billion; for instance, the effects from the translation of U.S. dollars into euros had an impact of EUR 1.2 billion on U.S. mobile communications licenses.

Additions to assets.

	Q1 2010 millions of €	Q1 2009 millions of €	Change millions of €	Change %	FY 2009 millions of €
Additions to assets	1,636	4,428	(2,792)	(63.1)	11,467
Intangible assets	290	2,697	(2,407)	(89.2)	4,091
Property, plant and equipment	1,346	1,731	(385)	(22.2)	7,376

In line with the Group’s investments, additions to assets decreased significantly in the first quarter of 2010 by EUR 2.8 billion compared with the first three months of the prior year. The high level of additions to intangible assets in the first quarter of 2009 was largely attributable to the first-time full consolidation of the OTE group and the resulting recognition of goodwill in the amount of EUR 2.4 billion.

Financial liabilities.

The table below shows the composition and maturity structure of financial liabilities as of March 31, 2010.

	Mar. 31, 2010 millions of €	Due ≤1 year millions of €	Due >1 years ≤3 years millions of €	Due >3 years ≤5 years millions of €	Due > 5 years millions of €
Bonds and other securitized liabilities	38,722	5,196	8,866	9,854	14,806
Liabilities to banks	4,559	870	1,295	1,706	688
Lease liabilities	1,899	139	231	228	1,301
Liabilities to non-banks from promissory notes	1,124	-	10	167	947
Other interest-bearing liabilities	425	98	124	78	125
Other non-interest-bearing liabilities	3,425	3,409	11	1	4
Derivative financial liabilities	786	248	177	245	116

Financial liabilities	50,940	9,960	10,714	12,279	17,987

Selected notes to the consolidated income statement.

Net revenue.

	Q1 2010 millions of €	Q1 2009 millions of €	Change millions of €	Change %	FY 2009 millions of €
Net revenue	15,812	15,902	(90)	(0.6)	64,602

For details of changes in net revenue, please refer to the section “Development of business in the Group” in the interim Group management report.

Cost of sales.

	Q1 2010 millions of €	Q1 2009 millions of €	Change millions of €	Change %	FY 2009 millions of €
Cost of sales	(9,025)	(8,906)	(119)	(1.3)	(36,259)

Despite the decrease in revenue, the cost of sales increased by EUR 0.1 billion compared with the first quarter of 2009, partly as a result of the write-off of receivables from the German Main Customs Office for 2005 to 2009 and partly due to the inclusion of the OTE group in the consolidated group. In the first quarter of 2009, the cost of sales included part of the costs taken over by the Hellenic Republic for a voluntary early retirement program.

Selling expenses.

	Q1 2010 millions of €	Q1 2009 millions of €	Change millions of €	Change %	FY 2009 millions of €
Selling expenses	(3,655)	(3,996)	341	8.5	(15,863)

The Group’s selling expenses decreased compared with the first quarter of 2009, mainly as a consequence of lower customer acquisition and retention costs. While the first quarter of 2009 was marked by highly aggressive sales activities, which incurred correspondingly high customer investment costs, the market approach for the current year was less focused on the first quarter, which was reflected in lower costs.

General and administrative expenses.

	Q1 2010 millions of €	Q1 2009 millions of €	Change millions of €	Change %	FY 2009 millions of €
General and administrative expenses	(1,222)	(1,136)	(86)	(7.6)	(4,653)

The main cause of the increase in general and administrative expenses compared with the first three months of 2009 was the inclusion of the OTE group in the consolidated Group.

Other operating income/expenses.

	Q1 2010 millions of €	Q1 2009 millions of €	Change millions of €	Change %	FY 2009 millions of €
Other operating income	307	387	(80)	(20.7)	1,504
Other operating expenses	(188)	(2,007)	1,819	90.6	(3,319)

Other operating income decreased by EUR 0.1 billion compared with the first quarter of 2009, which was mainly due to a specific effect in the prior year. In the first quarter of 2009, this item included income from the reclassification of real estate from assets held for sale to non-current assets.

The significant year-on-year decrease in other operating expenses was also mainly attributable to an effect in the first quarter of 2009 when an expense of EUR 1.8 billion was recorded for the impairment of goodwill relating to the cash-generating unit T-Mobile UK.

Profit/loss from financial activities.

	Q1 2010 millions of €	Q1 2009 millions of €	Change millions of €	Change %	FY 2009 millions of €
Profit (loss) from financial activities	(715)	(742)	27	3.6	(3,357)
Finance costs	(597)	(632)	35	5.5	(2,555)
Interest income	140	100	40	40.0	341
Interest expense	(737)	(732)	(5)	(0.7)	(2,896)
Share of profit (loss) of associates and joint ventures accounted for using the equity method	3	5	(2)	(40.0)	24
Other financial income (expense)	(121)	(115)	(6)	(5.2)	(826)

The Group’s loss from financial activities in the first quarter of 2010 was at the level of the first three months of 2009.

Income taxes.

	Q1 2010 millions of €	Q1 2009 millions of €	Change millions of €	Change %	FY 2009 millions of €
Income taxes	(449)	(426)	(23)	(5.4)	(1,782)

Despite significantly higher profit/loss before income taxes, income tax expense increased slightly compared with the first quarter of 2009. Income tax expense in the first quarter of 2009 was comparatively high as a result of goodwill impairment losses not to be considered for tax purposes.

Other disclosures.

Personnel.

		Q1 2010	Q1 2009	Change	Change %	FY 2009
Average number of employees		259,033	249,325	9,708	3.9	257,601
Domestic		128,197	131,409	(3,212)	(2.4)	130,477
International		130,836	117,916	12,920	11.0	127,124

Non-civil servants		230,073	217,316	12,757	5.9	226,460
Civil servants (domestic)		28,960	32,009	(3,049)	(9.5)	31,141

Trainees and student interns		9,474	10,263	(789)	(7.7)	9,805

Personnel costs	(millions of €)	(3,706)	(3,310)	(396)	(12.0)	(14,333)

The average number of employees increased by 3.9 percent compared with the first quarter of 2009, mainly as a result of changes in the composition of the Group. The OTE group has only been fully consolidated since February 2009 and was therefore not included for the entire first quarter of 2009.

In addition, the employees taken over by the Systems Solutions operating segment as part of major new deals and the increase in offshore activities also increased the average headcount.

These factors also resulted in the increase of EUR 0.4 billion in personnel costs compared with the first quarter of 2009. Additionally, personnel costs in the first quarter of 2009 included a EUR 0.2 billion contribution by the Hellenic Republic to the costs of a voluntary early retirement program.

Depreciation, amortization and impairment losses.

	Q1 2010 millions of €	Q1 2009 millions of €	Change millions of €	Change %	FY 2009 millions of €
Amortization and impairment of intangible assets	(806)	(2,591)	1,785	68.9	(5,657)
Of which: mobile communications licenses	(187)	(242)	55	22.7	(905)
Of which: goodwill	-	(1,803)	1,803	n.a.	(2,345)
Depreciation and impairment of property, plant and equipment	(1,855)	(2,107)	252	12.0	(8,237)
Total depreciation, amortization and impairment losses	(2,661)	(4,698)	2,037	43.4	(13,894)

Depreciation, amortization and impairment losses decreased by EUR 2.0 billion compared with the first quarter of 2009. This was due in particular to an impairment loss of EUR 1.8 billion on the goodwill of the cash-generating unit T-Mobile UK recognized in the first three months of 2009, and a year-on-year decrease in depreciation of technical equipment and machinery. The decrease in depreciation of technical equipment and machinery was mainly attributable to the discontinuation of depreciation and amortization of assets at T-Mobile UK which, in contrast to the first quarter of 2009, were classified as held for sale and are therefore no longer depreciated or amortized.

Contingencies.

There were no significant changes at March 31, 2010 to the contingencies reported in the 2009 consolidated financial statements, with the exception of the following matter.

The Greek government has taken a Ministerial Decision calling upon OTE to bear a maximum of EUR 0.3 billion of the extra burden put on the public pension fund by voluntary redundancy programs at OTE. Deutsche Telekom believes that the Ministry’s demand is unsubstantiated and intends to appeal the Ministerial Decision.

Selected notes to the consolidated cash flow statement.

Net cash from operating activities.

Net cash from operating activities amounted to EUR 3.3 billion in the first quarter of 2010, an increase of EUR 0.3 billion over the prior-year quarter. Several factors, some of which offset each other, contributed to this improvement. Group EBITDA was EUR 0.3 billion lower year-on-year in the first three months of 2010; this was partially offset by effects of other non-cash transactions amounting to EUR 0.2 billion. In addition, net payments resulting from the canceling of interest rate swaps decreased by EUR 0.1 billion due to the non-recurrence of one-time effects from the prior-year quarter. This was offset by the improved year-on-year change in provisions of EUR 0.4 billion, as a result of increased additions to provisions for employee expenses while the utilization of provisions for dealers’ commissions and for reimbursements were lower in the first quarter of 2010.

The net change in assets and liabilities carried as working capital improved by EUR 0.1 billion, which is attributable to various factors, some of which offset each other.

Net cash used in investing activities.

Net cash used in investing activities totaled EUR 1.8 billion as compared with EUR 1.5 billion in the same period of the previous year. This development was the result of the following factors, some of which offset each other. On the one hand there was the addition of the funds of the OTE group amounting to EUR 1.6 billion as part of the first-time full consolidation of OTE from February 2009 and, on the other hand, there was no corresponding item in the first quarter of 2009 comparable with the outflows for investments relating to the acquisition of STRATO of EUR 0.3 billion in the first quarter of 2010. In an offsetting effect, cash outflows for intangible assets and property, plant and equipment, however, decreased by EUR 0.7 billion, primarily as a result of the postponement of projects in Germany partly due to weather conditions and lower cash outflows in the United States in the first quarter of 2010. In addition, net cash outflows from the change in current financial assets improved by EUR 0.8 billion. While cash outflows of EUR 0.4 billion were recorded in the prior-year period primarily for short-term cash deposits and the deposit of collateral for hedging transactions, in the reporting period there was mainly the return of cash collateral deposited for the acquisition of STRATO totaling EUR 0.3 billion.

Net cash used in financing activities.

Net cash used in financing activities amounted to EUR 0.9 billion in the first quarter of 2010, compared with EUR 0.4 billion in the prior-year quarter.

This change was mostly attributable to EUR 1.5 billion lower year-on-year net proceeds from the issue of non-current financial liabilities. On the other hand, net repayments of current financial liabilities decreased by EUR 0.9 billion, and there was no equivalent in the reporting period for the advance dividend of EUR 0.1 billion paid by Hrvatske telekomunikacije in the first quarter of 2009.

Segment reporting.

The following tables give an overall summary of Deutsche Telekom’s operating segments and Group Headquarters & Shared Services for the first quarters of 2010 and 2009 as well as for the full 2009 financial year.

For details on the development of operations in the operating segments and at Group Headquarters & Shared Services, please refer to the section “Development of business in the operating segments” in the interim Group management report.

Segment information in the quarters.

Q1 2010 Q1 2009	Net revenue millions of €	Inter- segment revenue millions of €	Total revenue millions of €	EBIT (profit (loss) from operations) millions of €	Depreciation and amortization millions of €	Impair-rment losses millions of €	Segment assets millions of €	Investments accounted for using the equity method millions of €
Germany	5,804	385	6,189	1,171	(1,014)	0	34,010	24
	5,969	362	6,331	1,325	(1,016)	0	50,868	18
United States	3,810	4	3,814	544	(463)	(1)	37,941	20
	4,133	4	4,137	530	(531)	0	38,804	16
Europe	2,264	148	2,412	375	(285)	0	22,325	0
	2,307	129	2,436	(1,786)	(444)	(1,803)	21,143	11
Southern and Eastern Europe	2,349	38	2,387	304	(571)	(2)	24,852	52
	1,929	35	1,964	504	(470)	(6)	26,695	51
Systems Solutions	1,532	599	2,131	18	(150)	0	8,651	56
	1,496	610	2,106	11	(177)	0	8,992	50
Group Headquarters & Shared Services	53	512	565	(365)	(167)	(21)	111,046	0
	68	550	618	(309)	(156)	(103)	118,343	0
Total	15,812,	1,686	17,498	2,047	(2,650)	(24)	238,825	152
	15,902	1,690	17,592	275	(2,794)	(1,912)	264,845	146
Reconciliation	-	(1,686)	(1,686)	(18)	12	1	(108,022)	-
	-	(1,690)	(1,690)	(31)	8	0	(131,081)	-
Group	15,812	-	15,812	2,029	(2,638)	(23)	130,803	152
	15,902	-	15,902	244	(2,786)	(1,912)	133,764	146

Segment information for the 2009 financial year.

FY 2009	Net revenue millions of €	Inter-segment revenue millions of €	Total revenue millions of €	EBIT (profit (loss) from operations) millions of €	Depreciation and amortization millions of €	Impair-ment losses millions of €	Segment assets millions of €	Investments accounted for using the equity method millions of €
Germany	23,813	1,610	25,423	5,062	(4,189)	(7)	52,002	23
United States	15,457	14	15,471	2,233	(2,025)	(3)	36,087	18
Europe	9,486	548	10,034	(905)	(1,561)	(1,850)	21,668	0
Southern and Eastern Europe	9,510	175	9,685	1,037	(2,211)	(536)	25,120	52
Systems Solutions	6,083	2,715	8,798	(11)	(718)	(3)	8,872	54
Group Headquarters & Shared Services	253	2,157	2,410	(1,249)	(660)	(173)	120,162	0
Total	64,602	7,219	71,821	6,167	(11,364)	(2,572)	263,911	147
Reconciliation	-	(7,219)	(7,219)	(155)	41	1	(136,137)	-
Group	64,602	-	64,602	6,012	(11,323)	(2,571)	127,774	147

Executive bodies.

Changes in the composition of the Board of Management.

On January 29, 2010, the Supervisory Board of Deutsche Telekom approved the proposal by the Board of Management to reassign Hamid Akhavan’s responsibilities on a temporary basis. Board of Management members Guido Kerkhoff and Reinhard Clemens have assumed Hamid Akhavan’s responsibilities in an acting capacity. Guido Kerkhoff assumed temporary responsibility for the Europe operating segment (United Kingdom, Netherlands, Austria, Poland and Czech Republic) and International Sales & Service effective February 15, 2010. Reinhard Clemens, also in an acting capacity, assumed Group-wide responsibility for the remaining units of the Chief Operating Officer (COO), such as Products & Innovation, Technology, IT and Procurement effective the same date.

On February 24, 2010, the Supervisory Board of Deutsche Telekom approved the proposal by the Board of Management to extend Guido Kerkhoff’s area of responsibility on a long-term basis. Since April 1, 2010, Guido Kerkhoff has been responsible for the Europe operating segment in addition to the Southern and Eastern Europe operating segment. The previous Chief Operating Officer (COO) Board of Management department has been adjusted accordingly. The two operating segments were merged effective April 1, 2010 and will continue operations in future as the Europe operating segment.

At its meeting on May 2, 2010, the Supervisory Board appointed Edward Kozel as a new member of Deutsche Telekom’s Board of Management effective May 3, 2010. As Board member and Chief Technology and Innovation Officer (CTIO) he will take over the responsibilities of Hamid Akhavan, who left Deutsche Telekom in February of this year, with the exception of the mobile communications subsidiaries in the United Kingdom, the Netherlands, Austria, Poland and the Czech Republic, for which Guido Kerkhoff has been responsible since April 1, 2010.

Changes in the composition of the Supervisory Board.

Prof. Dr. Wolfgang Reitzle and Prof. Dr. Wulf von Schimmelmann stepped down from the Supervisory Board effective midnight on December 31, 2009 and Dr. Wulf H. Bernotat and Prof. h.c. (CHN), Dr.-Ing. E.h. Dr. Ulrich Middelmann were appointed to the Supervisory Board by court order effective January 1, 2010.

Josef Falbisoner resigned his seat on the Supervisory Board effective at the end of the shareholders’ meeting on May 3, 2010, and Sibylle Spoo was appointed to the Supervisory Board by court order effective May 4, 2010.

Events after the reporting period (March 31, 2010).

For information on events after the reporting period, please refer to the “Events after the reporting period” section in the interim Group management report.

Bonn, May 12, 2010
Deutsche Telekom AG Board of Management
René Obermann	Dr. Manfred Balz.	Reinhard Clemens
Niek Jan van Damme	Timotheus Höttges	Guido Kerkhoff
Edward Kozel	Thomas Sattelberger

Review report.

To Deutsche Telekom AG

We have reviewed the condensed consolidated interim financial statements - comprising the statement of financial position, the income statement and statement of comprehensive income, the statement of changes in equity, the statement of cash flows, and selected explanatory notes – and the interim Group management report of Deutsche Telekom AG, Bonn, for the period from January 1 to March 31, 2010, which are part of the quarterly financial report pursuant to § 37x (3) of the German Securities Trading Act (Wertpapierhandelsgesetz – WpHG). The preparation of the condensed consolidated interim financial statements in accordance with the IFRSs applicable to the interim financial reporting as adopted by the EU and to the interim Group management report in accordance with the provisions of the German Securities Trading Act applicable to interim group management reports is the responsibility of the parent company’s board of management. Our responsibility is to issue a review report on the condensed consolidated interim financial statements and on the interim Group management report based on our review. In addition, we have been instructed to extend our review report to the compliance of the condensed consolidated interim financial statements with the IFRSs as issued by the IASB applicable to interim financial reporting.

We conducted our review of the condensed consolidated interim financial statements and the interim Group management report in accordance with German generally accepted standards for the review of financial statements promulgated by the Institut der Wirtschaftsprüfer (Institute of Public Auditors in Germany) (IDW) and additionally observed the International Standards on Review Engagements, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” (ISRE 2410). These standards require that we plan and perform the review so that we can preclude through critical evaluation, with moderate assurance, that the condensed consolidated interim financial statements have not been prepared, in all material respects, in accordance with the IFRSs applicable to interim financial reporting as adopted by the EU, the IFRSs as issued by the IASB applicable to the interim financial reporting and that the interim Group management report has not been prepared, in all material respects, in accordance with the provisions of the German Securities Trading Act applicable to interim group management reports. A review is limited primarily to inquiries of company personnel and analytical procedures and therefore does not provide the assurance attainable in a financial statement audit. Since, in accordance with our engagement, we have not performed a financial statement audit, we cannot express an audit opinion.

Based on our review, no matters have come to our attention that cause us to presume that the condensed consolidated interim financial statements have not been prepared, in all material respects, in accordance with the IFRSs applicable to interim financial reporting as adopted by the EU nor the IFRSs as issued by the IASB for interim financial reporting nor that the interim Group management report has not been prepared, in all material respects, in accordance with the provisions of the German Securities Trading Act applicable to interim group management reports.

Stuttgart/Frankfurt am Main, May 12, 2010

Ernst & Young GmbH

Wirtschaftsprüfungsgesellschaft

Stuttgart

(Prof. Dr. Wollmert) Wirtschaftsprüfer	(Forst) Wirtschaftsprüfer
PricewaterhouseCoopers

Aktiengesellschaft

Wirtschaftsprüfungsgesellschaft

Frankfurt am Main

(Kayser) Wirtschaftsprüfer	(Tandetzki) Wirtschaftsprüfer

Additional information.

Reconciliation of pro forma figures.

Pro forma figures include EBITDA and EBITDA adjusted for special factors, EBITDA margin, EBITDA margin adjusted for special factors, as well as free cash flow, and gross and net debt.

Pro forma figures are not governed by International Financial Reporting Standards (IFRS). As other companies may not compute the pro forma figures presented by Deutsche Telekom by the same method, Deutsche Telekom’s pro forma figures may or may not be comparable with disclosures by other companies using similar designations.

The pro forma figures in this Interim Report should not be viewed in isolation as an alternative to profit/loss from operations, net profit/loss, net cash from operating activities or the debt reported in the consolidated statement of financial position, or other Deutsche Telekom key performance indicators presented in accordance with IFRS.

EBITDA and EBITDA adjusted for special factors.

EBITDA.

EBITDA for the operating segments and for the Group as a whole is derived from profit/loss from operations (EBIT). This measure of earnings is adjusted for depreciation, amortization and impairment losses to calculate EBITDA. It should be noted that Deutsche Telekom’s definition of EBITDA may differ from that used by other companies.

In this definition, profit/loss from financial activities includes finance costs, the share of the profit/loss of associates and joint ventures accounted for using the equity method, and other financial income/expense. As it is based on profit/loss from operations, this method of computation allows EBITDA to be derived in a uniform manner on the basis of a measure of earnings in accordance with IFRS published for the segments and the Group as a whole.

EBITDA is an important indicator used by Deutsche Telekom’s senior operating decision-makers to manage Deutsche Telekom’s operating activities and to measure the performance of the individual segments.

Adjusted EBITDA.

Deutsche Telekom defines EBITDA adjusted for special factors as profit/loss from operations (EBIT) before depreciation, amortization and impairment losses and before the effects of any special factors.

Deutsche Telekom uses EBITDA adjusted for special factors as an internal performance indicator for the management of its operational business activities, and to allow it to better evaluate and compare developments over several reporting periods. For further details concerning the effects of special factors on Group EBITDA and the EBITDA of the operating segments, please refer to the section on “Special factors.”

EBITDA margin/adjusted EBITDA margin.

To compare the earnings performance of profit-oriented units of different sizes, the EBITDA margin and the adjusted EBITDA margin (EBITDA to revenue) are presented in addition to EBITDA and adjusted EBITDA. The EBITDA margin is calculated as the ratio of EBITDA to net revenue (EBITDA divided by net revenue).

Special factors.

Deutsche Telekom’s net profit/loss and EBITDA of the Group and of the operating segments were affected by a range of special factors in both the reporting period and the prior-year periods.

The underlying aim is to eliminate special factors that affect operating activities and that make it more difficult to compare EBITDA, net profit/loss and other financial measures of the Group and the operating segments with corresponding figures for prior periods. In addition, statements about the future development of EBITDA and net profit are only possible to a limited extent due to such special factors. On the basis of the unadjusted financial measures, the adjusted values are calculated by adding (expenses) or deducting (income) the special factors.

Adjustments are made irrespective of whether the relevant income and expenses are reported in profit/loss from operations, profit/loss from financial activities, or in tax expense. Income and expenses directly relating to the adjusted items are adjusted.

The following table presents a reconciliation of individual items in the consolidated income statement to the corresponding amounts as adjusted for special factors. The table also shows the method used by Deutsche Telekom to derive EBITDA and EBITDA adjusted for special factors for the entire Group from profit/loss from operations (EBIT) in accordance with IFRS. Reconciliations are presented for both the reporting period and the prior-year period.

Reconciliation of the adjusted consolidated income statement.

	Q1 2010 millions of €	Special factors in Q1 2010 millions of €		Q1 2010 without special factors millions of €
Net revenue	15,812	-		15,812
Cost of sales	(9,025)	(166	)a	(8,859)
Gross profit (loss)	6,787	(166)		6,953
Selling expenses	(3,655)	(15	)b	(3,640)
General and administrative expenses	(1,222)	(18	)c	(1,204)
Other operating income	307	11	d	296
Other operating expenses	(188)	(13	)e	(175)
Profit (loss) from operations (EBIT)	2,029	(201)		2,230
Profit (loss) from financial activities	(715)	(13	)f	(702)
Profit (loss) before income taxes	1,314	(214)		1,528
Income taxes	(449)	65	g	(514)
Profit (loss)	865	(149)		1,014

Profit (loss) attributable to
Owners of the parent (net profit (loss))	767	(124)		891
Non-controlling interests	98	(25)		123

Profit (loss) from operations (EBIT)	2,029	(201)		2,230
Depreciation, amortization and impairment losses	(2,661)	(1)		(2,660)

EBITDA	4,690	(200)		4,890
EBITDA margin (%)	29.7			30.9

Personnel costs	(3,706)	(77	)h	(3,629)
Personnel cost ratio (%)	23.4			23.0

a
Expenses of EUR 0.1 billion for the write-off of receivables from the German Main Customs Office for the years 2005 to 2009 at PASM in the Germany operating segment as well as for staff-related measures and non-staff-related restructuring.

b	Expenses for staff-related measures in the Germany, and Southern and Eastern Europe operating segments.
c	Mainly expenses for staff-related measures in the Germany, and Southern and Eastern Europe operating segments.
d	Mainly gains as a result of the recognition of a negative goodwill in connection with an acquisition in the Systems Solutions operating segment.
e	Mainly expenses for staff-related measures, non-staff-related restructuring and other activities.
f	Mainly expenses for interest added back to provisions for staff-related measures.
g	Tax effects from special factors on profit before income taxes.
h	Mainly expenses for staff-related measures in the Germany, Southern and Eastern Europe, and Systems Solutions operating segments.

	Q1 2009 millions of €	Special factors in Q1 2009 millions of €		Q1 2009 without special factors millions of €	FY 2009 without special factors millions of €
Net revenue	15,902	-		15,902	64,639
Cost of sales	(8,906)	92	a	(8,998)	(35,823)
Gross profit (loss)	6,996	92		6,904	28,816
Selling expenses	(3,996)	28	b	(4,024)	(15,780)
General and administrative expenses	(1,136)	(2	)c	(1,134)	(4,447)
Other operating income	387	23	d	364	1,418
Other operating expenses	(2,007)	(1,814	)e	(193)	(849)
Profit (loss) from operations (EBIT)	244	(1,673)		1,917	9,158
Profit (loss) from financial activities	(742)	(25	)f	(717)	(3,125)
Profit (loss) before income taxes	(498)	(1,698)		1,200	6,033
Income taxes	(426)	31	g	(457)	(2,102)
Profit (loss)	(924)	(1,667)		743	3,931

Profit (loss) attributable to
Owners of the parent (net profit (loss))	(1,124)	(1,779)		655	3,390
Non-controlling interests	200	112		88	541

Profit (loss) from operations (EBIT)	244	(1,673)		1,917	9,158
Depreciation, amortization and impairment losses	(4,698)	(1,803)		(2,895)	(11,510)

EBITDA	4,942	130		4,812	20,668
EBITDA margin (%)	31.1			30.3	32.0

Personnel costs	(3,310)	149	h	(3,459)	(13,804)
Personnel cost ratio (%)	20.8			21.8	21.4

a
Mainly proceeds from the involvement of the Hellenic Republic in a staff-related program at OTE in the Southern and Eastern Europe operating segment which were partially offset by expenses for staff-related measures.

b	Mainly proceeds from the involvement of the Hellenic Republic in a staff-related program at OTE in the Southern and Eastern Europe operating segment.
c
Expenses for staff-related measures and non staff-related restructuring. These are offset by proceeds from the involvement of the Hellenic Republic in a staff-related program at OTE in the Southern and Eastern Europe operating segment.

d	In particular gains on the disposal of CAP Customer Advantage Program GmbH in the Germany operating segment and T-Systems Traffic GmbH in the Systems Solutions operating segment.
e	Mainly impairment loss recognized on the goodwill of the cash-generating unit T-Mobile UK in the Europe operating segment.
f	Expenses for interest added back to provisions for staff-related measures.
g	Tax effects from special factors on profit before income taxes.
h
Mainly proceeds from the involvement of the Hellenic Republic in a staff-related program at OTE in the Southern and Eastern Europe operating segment, partially offset by expenses for staff-related measures in the Germany operating segment.

Free cash flow in the Group.

Deutsche Telekom defines free cash flow as cash generated from operations less interest paid and net cash outflows for investments in intangible assets (excluding goodwill) and property, plant and equipment.

Deutsche Telekom believes that free cash flow is used by investors as a measure to assess the Group’s cash generated from operations (after deductions for interest paid and cash outflows for investments in intangible assets (excluding goodwill) and property, plant and equipment), in particular with regard to subsidiaries, associates and joint ventures, and the repayment of debt. In adopting this definition, Deutsche Telekom reflects the fact that investments in new technologies and efficiency enhancements in operating activities enable tied-up capital to be released. These inflows should therefore be taken into account in assessing investment expenditure and included in free cash flow accordingly.

Free cash flow should not be used to determine the financial position of the Group. A further factor to be noted is that Deutsche Telekom’s definition of free cash flow and its methods of computing this measure are comparable with similarly designated measures and disclosures by other companies only to a limited extent.

Reconciliation of the Group’s free cash flow.

	Q1 2010 millions of €	Q1 2009 millions of €	FY 2009 millions of €
Cash generated from operations	3,918	3,596	18,271
Interest received (paid)	(647)	(630)	(2,476)
Net cash from operating activities	3,271	2,966	15,795
Cash outflows for investments in intangible assets (excluding goodwill) and property, plant and equipment	(1,934)	(2,611)	(9,202)
Free cash flow before proceeds from disposal of intangible assets (excluding goodwill) and property, plant and equipment	1,337	355	6,593
Proceeds from disposal of intangible assets (excluding goodwill) and property, plant and equipment	102	61	376
Free cash flow before dividend payments	1,439	416	6,969

Gross and net debt in the Group.

Gross debt includes not only bonds and liabilities to banks, but also liabilities to non-banks from promissory notes, lease liabilities, derivative financial liabilities and cash collateral received for positive fair values of derivatives, as well as other interest-bearing financial liabilities.

Net debt is calculated by deducting cash and cash equivalents as well as financial assets classified as held for trading and available for sale (due ≤ 1 year). In addition, all derivative financial assets and other financial assets are deducted from gross debt. Other financial assets include all cash collateral paid for negative fair values of derivatives as well as other interest-bearing financial assets.

Deutsche Telekom considers net debt to be an important performance indicator for investors, analysts and rating agencies.

Reconciliation of gross and net debt in the Group.

	Mar. 31, 2010 millions of €	Dec. 31, 2009 millions of €	Mar. 31, 2009 millions of €
Bonds	38,722	38,508	39,659
Liabilities to banks	4,559	4,718	4,670
Liabilities to non-banks from promissory notes	1,124	1,057	1,036
Derivative financial liabilities	731	924	755
Lease liabilities	1,899	1,909	1,987
Other financial liabilities	839	1,001	1,030
Gross debt	47,874	48,117	49,137
Cash and cash equivalents	5,553	5,022	4,113
Available-for-sale/held-for-trading financial assets	162	162	436
Derivative financial assets	901	1,048	1,211
Other financial assets	840	974	544
Net debt	40,418	40,911	42,833

Financial calendar.

Datesa
August 5, 2010	Report on the first half of 2010, Deutsche Telekom
November 4, 2010	Report on the first three quarters of 2010, Deutsche Telekom

a	Dates not yet finalized.

Further dates are published on the Internet at www.telekom.com.

Glossary.

3G. 3G is the third-generation mobile communications standard that supports higher transmission rates. In Germany, this is the Universal Mobile Telecommunications System (UMTS) standard.

All-IP. An all-IP network makes services such as VoIP, IPTV (Internet Protocol Television), data transfer, etc., available to all users anywhere at all times. The data is transmitted in switched packets using the Internet Protocol (IP).

ARPU – Average Revenue Per User. Indicator predominantly used in the mobile communications industry to describe the revenue generated per customer per month.

Call center. A company, or department of a company, that offers operator-supported voice services. A large number of operators handle inbound calls via a hotline and/or outbound calls as part of a direct marketing campaign.

Cash capex. Investments in property, plant and equipment, and intangible assets (excluding goodwill) as shown in the statement of cash flows.

Cloud services. Cloud computing is the dynamic provision of infrastructure, software or platform services online. Apart from a high level of automation and virtualization, the services provided have to be multi-client-capable and include standardized hardware and software. Customers source these services on demand and pay based on actual usage. The communication infrastructure may be the Internet (public cloud), a corporate network (private cloud) or a mix of the two (hybrid cloud). Dynamic Services is a T-Systems product for the flexible procurement of ICT resources and services based on the idea of dynamic net-centric sourcing.

Desktop services. Global desktop services involve a variety of support services, including the outsourcing of entire IT networks. In this context Deutsche Telekom offers a full portfolio of corporate IT services, from server infrastructure and PC workstations through to application management and call center services that provide user support.

DSL – Digital Subscriber Line. In Deutsche Telekom’s service portfolio as:

▪
ADSL (Asymmetrical Digital Subscriber Line) for retail lines: Technology used to transmit data at fast rates (from 16 kbit/s to 640 kbit/s upstream, up to 8 Mbit/s downstream) via standard copper wire pairs in the local loop within a radius of approximately three kilometers.

▪	ADSL2+: Successor product to ADSL that increases the data rate to a maximum of 16 Mbit/s downstream and 1 Mbit/s upstream.

▪	VDSL (Very high bit rate Digital Subscriber Line): New technology used to transmit exceptionally high data rates (10 Mbit/s upstream, 50 Mbit/s downstream) via a fiber-optic network.

EBIT. EBIT is profit/loss from operations as shown in the consolidated income statement.

EBITDA. Profit/loss from operations before depreciation, amortization and impairment losses.

Equity ratio. Ratio of shareholders’ equity to total assets.

Fixed network: Resale. Sale of broadband lines based on DSL technology to alternative providers outside Deutsche Telekom, including bundled IP-Bitstream Access (IP-BSA). In the case of IP-BSA, Deutsche Telekom leases DSL lines to the competitor and transports the datastream carried over these lines.

Free cash flow. Cash generated from operations less interest paid and net cash outflows for investments in intangible assets (excluding goodwill) and property, plant and equipment.

Grid computing. Grid computing is a form of distributed computing whereby a supercomputer is created from a cluster of loosely coupled computers. The difference between grid computing and conventional computer clusters lies in the considerably looser coupling, the heterogeneity and the broad geographical distribution of the computers. In addition, a grid is usually established for a specific application and often uses standardized program libraries and middleware.

GSM – Global System for Mobile Communications. Global standard for digital mobile communications.

HDTV – High Definition Television. Generic term describing a range of television standards that differ from conventional television through increased vertical, horizontal and/or temporal resolution.

Hosting. Provision of storage capacity via the Internet. An Internet service provider’s most important services in relation to hosting are registering and operating domains, leasing Web servers (in full or in part) and leasing space in a computer center – including Internet connections, regular and emergency power supply, etc.

HSDPA – High Speed Downlink Packet Access. Packet-based protocol that enhances data rates in UMTS networks and lifts transmission speeds into the megabit range.

High Speed Packet Access Plus (HSPA+). A higher-performance variant of HSDPA/HSUPA that further shortens ping times and is therefore ideal for data-intensive mobile applications.

HSUPA – High Speed Uplink Packet Access. Accelerates data upstreaming from mobile devices to the network and significantly reduces ping times.

Internet/intranet. The Internet is a worldwide Internet Protocol (IP)-based computer network that has no central network management. By contrast, intranets are managed IP networks that can be accessed only by specific user groups.

IP – Internet Protocol. Non-proprietary transport protocol in layer 3 of the OSI reference model for inter-network communications.

IP-BSA – IP-Bitstream Access. Wholesale product for which Deutsche Telekom leases DSL lines to the competitor and transports the datastream via its concentrator network to the associated broadband point of presence (PoP) where the datastream is handed over to the competitor. In contrast to voluntary DSL resale, IP-BSA is a wholesale service required by the regulatory authority. This product is available in conjunction with a Deutsche Telekom PSTN line or as a DSL stand-alone variant (please refer to IP-BSA SA).

IP-BSA SA – IP-BSA Stand Alone. Wholesale product not bundled with a Deutsche Telekom PSTN line, which allows competitors to offer an all-IP product range to end-customers.

IPTV – Internet Protocol Television. A system whereby a digital television service is delivered using the Internet Protocol.

LTE – Long Term Evolution. A technology that may be used for the next-generation mobile communications network. LTE supports speeds of over 100 Mbit/s downstream and 50 Mbit/s upstream.

M2M – Machine-to-machine communication. Automatic exchange of information between machines. For example, in an emergency, alarm systems automatically send a signal to security or the police.

Mbit/s – Megabits per second. Unit of data transmission speed.

Mobile customers. For the purposes of the Interim Group Report, one mobile communications card corresponds to one customer. The total was calculated on the basis of precise figures and rounded to millions. Percentages were calculated on the basis of the figures shown.

MVNO – Mobile Virtual Network Operator. Mobile virtual network operators market mobile communications products under their own brand name. They do not have a physical network infrastructure but instead use that of an established mobile network operator.

Optical fiber. Channel for optical data transmission.

Prepay. In contrast to postpay contracts, prepay communication services are services for which credit has been purchased in advance with no fixed-term contractual obligations.

Resale. Resale of products to competitors (see also Wholesale).

Roaming. A feature of cellular mobile communications networks that ensures that activated mobile stations remain accessible, regardless of location, in all radio cells of the entire area served by the network. Roaming can also include similar networks run by different operators, as is the case with international roaming within the pan-European GSM system.

Smart metering. The service consists of the reading, processing, presentation, and billing of power and energy consumption, and other meters in industry and homes. In particular, it gives energy providers, meter operators and the housing sector the opportunity to offer their customers innovative products and services, as it delivers consumption information virtually in real time.

Smartphone. Mobile handsets that can perform the functionalities of a cell phone, a Web browser and an e-mail program simultaneously.

SIM card - Subscriber Identification Module card. Chip card that is inserted into a cell phone to identify it in the mobile network. Deutsche Telekom’s mobile subsidiaries count their customers by the number of SIM cards activated and not terminated. T-Mobile includes in its customer totals the SIM cards with which machines can communicate automatically with one another (M2M cards). The mobile communications subsidiaries count contract customers as customers for the length of their contracts, and count prepay customers as customers as long as they continue to use Deutsche Telekom’s services, and then for a prescribed period thereafter, which differs according to the particular market. Generally, at the end of this period, or in the case of payment default or voluntary disconnection, the customers are cancelled or churned. The churn rate for any given period represents the number of customers whose service was discontinued during that period, expressed as a percentage of the average number of customers during the period, based on beginning and period-end figures. Competitors may calculate their churn rates using different methods. In addition, the respective churn figures are not comparable across all national operations, because different general terms and conditions and thus different deactivation methodologies are used in different jurisdictions.

ULL - Unbundled local loop line. Deutsche Telekom wholesale service that can be leased by alternative telecommunications operators without upstream technical equipment in order to offer their own customers a telephone or DSL line.

UMTS – Universal Mobile Telecommunications System. Third-generation international mobile communications standard that unites mobile multimedia and telematics services in the 2 GHz frequency spectrum.

Utilization rate. Systems Integration: Ratio of average number of hours billed to maximum possible hours billed per period.

VDSL. See DSL.

Wholesale. The business of selling services to third parties who in turn sell them to their own end customers either directly or after further processing (see also Resale).

Disclaimer.

This Report (particularly the section titled “Development of revenue and profits”) contains forward-looking statements that reflect the current views of Deutsche Telekom management with respect to future events. They are generally identified by the words “expect,” “anticipate,” “believe,” “intend,” “estimate,” “aim,” “goal,” “plan,” “will,” “seek,” “outlook” or similar expressions and include generally any information that relates to expectations or targets for revenue, adjusted EBITDA or other performance measures. Forward-looking statements are based on current plans, estimates and projections. You should consider them with caution.

Such statements are subject to risks and uncertainties, most of which are difficult to predict and are generally beyond Deutsche Telekom’s control, including those described in the sections “Forward-Looking Statements” and “Risk Factors” of the Company’s Form 20-F report filed with the U.S. Securities and Exchange Commission. Among the relevant factors are the progress of Deutsche Telekom’s workforce reduction initiative and the impact of other significant strategic or business initiatives, including acquisitions, dispositions and business combinations. In addition, movements in exchange rates and interest rates, regulatory rulings, stronger than expected competition, technological change, litigation and regulatory developments, among other factors, may have a material adverse effect on costs and revenue development. If these or other risks and uncertainties materialize, or if the assumptions underlying any of these statements prove incorrect, Deutsche Telekom’s actual results may be materially different from those expressed or implied by such statements. Deutsche Telekom can offer no assurance that its expectations or targets will be achieved. Without prejudice to existing obligations under capital market law, Deutsche Telekom does not assume any obligation to update forward-looking statements to take new information or future events into account or otherwise.

In addition to figures prepared in accordance with IFRS, Deutsche Telekom presents non-GAAP financial performance measures, e.g., EBITDA, EBITDA margin, adjusted EBITDA, adjusted EBITDA margin, adjusted EBIT, adjusted net profit, free cash flow, gross debt and net debt. These non-GAAP measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with IFRS. Non-GAAP financial performance measures are not subject to IFRS or any other generally accepted accounting principles. Other companies may define these terms in different ways. For further information relevant to the interpretation of these terms, please refer to the section “Reconciliation of pro forma figures” of this Report, which is also posted on Deutsche Telekom’s Investor Relations Web site at www.telekom.com.

Contacts.

Deutsche Telekom AG

Unternehmenskommunikation

Postfach 20 00, D-53105 Bonn

Phone           +49 (0) 228 1 81 49 49

Fax           +49 (0) 228 1 81 9 40 04

This Interim Group Report can be downloaded from the Investor Relations site on the Internet at:

www.telekom.com/investor-relations

For further information on products of Deutsche Telekom AG:

www.telekom.com

Investor Relations, Bonn office

Phone           +49 (0) 228 181 8 88 80

Fax           +49 (0) 228 181 8 88 99

E-mail                      investor.relations@telekom.de

Investor Relations, New York office

Phone           +1 212 424 2959

Phone           +1 877 DT SHARE (toll-free)

Fax           +1 212 424 2977

E-mail                      investor.relations@usa.telekom.de

The English version of the Interim Group Report for the first quarter of 2010 is a translation of the German version of the Interim Group Report.

The German version of this Interim Group Report is legally binding.

This Interim Group Report is a publication of Deutsche Telekom AG

KNr. 642 200 188 (German)

KNr. 642 200 189 (English)

Printed on chlorine-free bleached paper using mineral oil-free inks.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

By: /s/ Dr. Guillaume Maisondieu

Name: Dr. Guillaume Maisondieu
Title: Chief Accounting Officer

Date: May 12, 2010